   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 31, 1995
                                                      REGISTRATION NO. 33-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                            ALPHA INDUSTRIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              04-2302115
    (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)                  I.D. NUMBER)

                               ----------------

          20 SYLVAN ROAD, WOBURN, MASSACHUSETTS 01801 (617) 935-5150 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                           MARTIN J. REID, PRESIDENT
                            ALPHA INDUSTRIES, INC.
                  20 SYLVAN ROAD, WOBURN, MASSACHUSETTS 01801
                                (617) 935-5150
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                       COPIES OF ALL COMMUNICATIONS TO:

       STEVEN R. LONDON, ESQUIRE             ADAM SONNENSCHEIN, ESQUIRE
    BROWN, RUDNICK, FREED & GESMER               FOLEY, HOAG & ELIOT
         ONE FINANCIAL CENTER                  ONE POST OFFICE SQUARE
      BOSTON, MASSACHUSETTS 02111            BOSTON, MASSACHUSETTS 02109
            (617) 330-9000                         (617) 832-1000

                               ----------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                               ----------------

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
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----------------------------------------------------------------------------------------------
                                                PROPOSED        PROPOSED
                                 AMOUNT         MAXIMUM          MAXIMUM
  TITLE OF EACH CLASS OF         TO BE       OFFERING PRICE     AGGREGATE        AMOUNT OF
SECURITIES TO BE REGISTERED    REGISTERED     PER SHARE(1)  OFFERING PRICE(1) REGISTRATION FEE
----------------------------------------------------------------------------------------------
Common Stock, $.25 par
 value.................        2,300,000(2)      $15.50        $35,650,000        $12,294
----------------------------------------------------------------------------------------------
Rights to Purchase
 Common Stock(3).......        2,300,000(2)        $0              $0                $0
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, and based upon the average of the reported high and low prices of the Common Stock on the American Stock Exchange on October 25, 1995.
(2) Includes up to 300,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.
(3) Pursuant to a Rights Agreement entered into in 1986, as amended, one right (each a "Right") is deemed to be delivered with each share of Common Stock issued by the Company. The Rights currently are not separately transferable apart from the Common Stock, nor are they exercisable until the occurrence of certain events. Accordingly, no independent value has been attributed to the Rights.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED OCTOBER 31, 1995

                                2,000,000 SHARES


                         [LOGO OF ALPHA APPEARS HERE]


                                  COMMON STOCK

  All of the shares of Common Stock offered hereby are being sold by Alpha Industries, Inc. (the "Company"). The Company's Common Stock is traded on the American Stock Exchange under the symbol AHA. On October 30, 1995, the last reported sale price of the Common Stock as reported on the American Stock Exchange was $15.50 per share. See "Price Range of Common Stock."

  Pursuant to a Rights Agreement entered into in 1986, as amended, one right (each a "Right") is deemed to be delivered with each share of Common Stock offered and sold hereby. The Rights currently are not separately transferable apart from the Common Stock, nor are they exercisable until the occurrence of certain events. See "Description of Capital Stock and Other Matters--Rights Distribution."

  SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               Price to Underwriting Proceeds to
                                                Public  Discount(1)  Company(2)
--------------------------------------------------------------------------------
Per Share....................................    $          $            $
Total(3).....................................   $          $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company estimated at $450,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to
    Public will total $   , the Underwriting Discount will total $    and the
    Proceeds to Company will total $   . See "Underwriting."

  The shares of Common Stock are offered by the Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of
Montgomery Securities on or about     , 1995.

                                  -----------

Montgomery Securities

                         Oppenheimer & Co., Inc.

                                                    Adams, Harkness & Hill, Inc.

                                        , 1995

                        DESCRIPTION OF GRAPHIC MATERIAL

There are three sets of photographs:

1. One photograph running the length of the left side of the page shows a number of the Company's products.

2. A group of three photographs illustrates the use of cellular telephones and the radio link for the cellular wireless infrastructure.

3. The last set of photographs depicts a variety of wireless communications devises, including a cellular telephone, pager, wireless fax, direct broadcast satellite, wireless cable TV and global positioning system receiver. There are also three diagrams showing satellites and a radio link for some of these applications.



                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, NW, Room 1024, Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the American Stock Exchange. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the American Stock Exchange, 20 Broad Street, New York, New York 10005.

  Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and the shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                               ----------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by the Company with the Commission (File No. 1-5560) pursuant to the Exchange Act are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended April 2, 1995; (2) the Company's Quarterly Report on Form 10-Q for the quarter ended July 2, 1995; (3) the Company's Quarterly Report on Form 10-Q for the quarter ended October 1, 1995; and (4) the Company's Definitive Proxy Statement dated August 2, 1995 used in connection with the Annual Meeting of Stockholders held September 11, 1995.

  All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (exclusive of exhibits, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to the Corporate Secretary at the corporate headquarters of the Company at 20 Sylvan Road, Woburn, MA 01801 or by telephone at (617) 935-5150.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is (or is deemed to be) incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors," appearing elsewhere in this Prospectus and the other information incorporated by reference herein. Except as otherwise indicated, all information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. References to "Common Stock" include "Rights" issuable pursuant to that certain Rights Agreement, entered into in 1986, as amended, providing for the delivery of a Right, along with each share of Common Stock issued by the Company. The Company's fiscal year ends on the Sunday closest to March 31, and the first, second and third fiscal quarters end on the Sunday closest to June 30, September 30 and December 31, respectively. For convenience, the Company has indicated in this Prospectus that its fiscal years end on March 31, and that its fiscal quarters end on June 30, September 30 and December 31. References to fiscal 1991, fiscal 1992, fiscal 1993, fiscal 1994, fiscal 1995 and fiscal 1996 shall indicate the fiscal years ended March 31, 1991, March 29, 1992, March 28, 1993, April 3, 1994, April 2, 1995 and March 31, 1996,
respectively.

                                  THE COMPANY

  Alpha Industries, Inc. (the "Company") designs and manufactures a broad range of radio frequency ("RF"), microwave frequency and millimeter wave frequency monolithic integrated circuits ("MMICs"), ceramic products, discrete semiconductors, and microwave and millimeter wave components and subsystems for wireless communications applications. These applications include cellular telephones, worldwide personal communications services and personal communications networks ("PCS/PCN"), pagers, specialized mobile radio, wireless data services and global positioning systems ("GPS"). The Company utilizes proprietary gallium arsenide ("GaAs"), ceramic and silicon process technologies to address the needs of wireless communications original equipment manufacturers ("OEMs") for smaller, less expensive and more power efficient products.

  The wireless communications industry has grown significantly over the past decade and worldwide demand for wireless communications products continues to grow. Increased acceptance of existing applications and the emergence of new applications, including PCS/PCN, direct broadcast satellite television ("DBS TV"), wireless cable TV and intelligent automobile cruise control and collision avoidance systems ("automotive collision avoidance systems"), have led to increased communication traffic and congestion of the historically assigned frequency bands. In addition, many new and existing wireless applications, such as GPS, DBS TV and automotive collision avoidance systems require the use of higher microwave and millimeter wave frequencies to operate effectively. As a consequence of all of the foregoing factors, wireless communications are moving from lower RF to higher microwave and millimeter wave frequencies where greater bandwidths are available.

  The Company offers a broad array of complementary products in GaAs, ceramic and silicon that address a wide portion of the wireless communications frequency spectrum, including RF, microwave and millimeter wave. This enables the Company to offer an increasing portion of the "footprint" in the wireless communications handheld and infrastructure equipment, and gives wireless OEMs the opportunity to satisfy an increasing percentage of their component needs from the Company.

  The Company gained extensive experience in the design and manufacture of GaAs MMICs, discrete semiconductors, ceramic products and components and subsystems for millimeter wave frequencies in military applications. These applications accounted for approximately 19% of the Company's new orders in the first six months of fiscal 1996. Over the past several years, the Company has refocused this knowledge and experience on the wireless communications commercial markets. As a result, the Company believes that it is well-positioned as higher frequencies are increasingly used in emerging wireless technologies such as PCS/PCN infrastructure equipment, wireless cable TV and automotive collision avoidance systems.

  The Company focuses its sales and marketing efforts on the major OEMs in the wireless communications industry, such as Motorola, Nokia, Ericsson and AT&T, and their suppliers, with the objective of securing orders for high volume, application specific products. With available capacity at its GaAs fabrication facility, the Company believes that large volume product orders offer opportunities for economies of scale and improved margins. By maintaining close relationships with customers and by integrating its design and manufacturing capabilities, the Company can better anticipate its customers' needs and rapidly develop customer specific solutions based upon the Company's core technologies. The Company believes that this approach enhances the likelihood that the Company's products will be included in its customers' designs for new wireless communications products.

  The Company is a Delaware corporation which was organized in 1962. Unless otherwise indicated, the term "Company," as used in this Prospectus, refers to Alpha Industries, Inc., and its subsidiaries. The Company's principal offices are located at 20 Sylvan Road, Woburn, Massachusetts 01801, and its telephone number is (617) 935-5150.

                                  THE OFFERING

Common Stock offered.............. 2,000,000 shares
Common Stock to be outstanding
 after Offering................... 9,808,722 shares(1)
Use of Proceeds................... Repayment of indebtedness, capital expenditures consisting primarily of
                                   equipment, working capital, potential
                                   acquisitions and general corporate purposes
American Stock Exchange symbol.... AHA

--------
(1) Based on the number of shares of Common Stock outstanding as of September 30, 1995. Excludes (i) 849,222 shares of Common Stock issuable upon exercise of options outstanding under the Company's stock plans at September 30, 1995, at a weighted average exercise price of $4.31 per share, (ii) 374,261 shares of Common Stock reserved for future issuance under the Company's stock plans and (iii) 50,000 shares of Common Stock issuable upon exercise of a warrant outstanding at September 30, 1995, at an exercise price of $3.75 per share. See "Capitalization."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              SIX MONTHS ENDED
                                FISCAL YEAR ENDED MARCH 31,     SEPTEMBER 30,
                                -----------------------------------------------
                                  1993      1994       1995     1994     1995
                                --------- ---------  ----------------- --------
STATEMENT OF OPERATIONS DATA:
Sales.........................  $ 69,543  $  70,147  $ 78,254 $ 36,928 $ 46,167
Operating income (loss)(1)....    (2,057)   (10,597)    3,997    1,880    2,947
Income (loss) before income
 taxes........................    (2,787)   (11,196)    3,349    1,556    2,583
Net income (loss).............    (2,987)   (11,466)    2,847    1,262    2,195
Net income (loss) per
 share(2).....................  $  (0.40) $   (1.53) $   0.36 $   0.16 $   0.27
Weighted average common shares
 and common share
 equivalents..................     7,464      7,502     7,882    7,744    8,196

                                                          SEPTEMBER 30, 1995
                                                        ----------------------
                                                        ACTUAL  AS ADJUSTED(3)
                                                        ------- --------------
BALANCE SHEET DATA:
Working capital........................................ $11,109    $27,799
Total assets...........................................  52,046     75,161
Short-term debt, including current portion of capital
 lease obligations.....................................   6,250        675
Long-term debt and capital lease obligations, less
 current portion.......................................   2,401      2,401
Stockholders' equity...................................  30,300     58,990

--------
(1) In fiscal 1994, the Company recorded repositioning expenses of $5.6 million, related primarily to the consolidation of certain manufacturing facilities in response to a continued decline in defense related business. In the six months ended September 30, 1995, the Company recorded a $320,000 repositioning credit, attributable to the reversal of certain accruals for estimated carrying costs, as a result of an earlier than expected disposition of the Company's Methuen, Massachusetts facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) Net income (loss) per share is computed on the basis of the weighted average shares of Common Stock outstanding plus common equivalent shares arising from the effect of dilutive stock options and warrants, using the Treasury Stock Method.
(3) Adjusted to reflect the sale of the 2,000,000 shares of Common Stock offered hereby, at an assumed offering price of $15.50 per share, after deducting the estimated underwriting discount and related offering expenses and application of the estimated net proceeds therefrom. Assumes repayment in full of the Company's indebtedness at September 30, 1995 ($5,575,000) under its working capital line of credit and capital expenditures in the amount of $12.0 million. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  In evaluating the Company's business, prospective investors should carefully consider the following factors, in addition to the other information set forth in this Prospectus and in the documents incorporated by reference herein.

HISTORY OF OPERATING LOSSES; REPOSITIONING OF COMPANY'S BUSINESS

  The Company has incurred net losses in two of its last three fiscal years. During the fiscal year ended March 31, 1994, the Company sustained a net loss of approximately $11.5 million, of which $5.6 million was a repositioning charge. This charge related primarily to the consolidation of certain manufacturing operations and workforce reductions in response to a continued decline in defense related business. The Company anticipates that revenues from military sales will continue to decline. There can be no assurance that the Company's effort to reposition itself as a supplier of advanced products to wireless communications markets will be successful. If revenues from commercial wireless customers do not continue to grow, or grow less rapidly than expected, or if in the near term revenues from military sales decline more rapidly than expected, the Company's operating results could be materially and adversely affected.

VARIABILITY OF OPERATING RESULTS

  The Company's quarterly and annual results have varied in the past and may vary significantly in the future due to a number of factors, including: cancellation or delay of customer orders; market acceptance of the Company's or its customers' products; variations in manufacturing yields; timing of announcement and introduction of new products by the Company and its competitors; changes in revenue and product mix; competition; changes in manufacturing capacity and variations in the utilization of this capacity; variations in average selling prices; variations in operating expenses; the long sales cycles associated with the Company's customer specific products; the timing and level of product and process development costs; cyclicality of the semiconductor and ceramic industries; the timing and level of nonrecurring engineering revenues and expenses relating to customer specific products; and changes in inventory levels. Any unfavorable changes in these or other factors could have a material adverse effect on the Company's operating results. The Company's expense levels are based, in part, on its expectations as to future revenue, and certain of these expenses, particularly those relating to the Company's capital equipment and manufacturing overhead, are relatively fixed in nature. For example, the Company is investing in GaAs, silicon and ceramic process development technology in anticipation of increased revenues from related markets. As a result of the relatively fixed nature of certain of the Company's expenses, operating results would be disproportionately and adversely affected by a reduction in revenue. The Company expects that its operating results will continue to fluctuate in the future as a result of these and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CUSTOMER CONCENTRATION

  Historically, a significant portion of the Company's sales in each fiscal period has been concentrated among a limited number of customers. This trend is accelerating, and in recent periods sales to the Company's major customers as a percentage of total sales have increased. For the first six months of fiscal 1996, the Company's direct sales to Motorola, Inc. ("Motorola"), Nokia OY AB ("Nokia"), L.M. Ericsson Telefonaktiebolaget ("Ericsson") and AT&T Corp. ("AT&T") in the aggregate accounted for approximately 18% of the Company's sales. The Company's direct sales to six other customers believed by the Company to be suppliers to these four OEMs accounted for an additional 8% of the Company's sales during such period. In fiscal 1993, 1994 and 1995, direct sales to these four OEMs and to such six other customers in the aggregate accounted for approximately 7%, 10%, and 17% of sales, respectively. The Company does not generally enter into long-term contracts with its customers, and when it does, the contract is generally terminable for the convenience of the customer. In the event of an early termination or discontinuance of a contract by one of the Company's major customers, it is unlikely that the Company will be able to identify an alternative purchaser for that product. The Company's business, financial condition and operating results have been materially and adversely affected in the past by the failure of anticipated orders to materialize and by deferrals or cancellations of orders. If the Company were to lose one of these major customers, or if orders by a major customer otherwise were to decrease, the Company's business, financial condition and operating results would be materially and adversely affected. See "Business--The Alpha Strategy," and "--Customers."

DEPENDENCE ON CUSTOMER SPECIFIC PRODUCTS

  Most of the Company's products are designed to be incorporated into specific end-user products. In light of short product life cycles in the wireless communications industry, the Company's future success depends upon its ability to select customer specific development projects which will result in sufficient production volume to enable the Company to recover its development costs and realize a profit on the project. There can be no assurance that the Company will be able to select such customer specific projects, or that the Company's products will be designed into such projects. In addition, OEMs require that their suppliers design and manufacture components very quickly. There can be no assurance that the Company will be able to design, manufacture in large volumes and deliver to its customers high quality, reliable products within the required time period. The Company has experienced delays in the production of MMICs, ceramic products and discrete semiconductors under major contracts with major OEM customers. For example, the Company is experiencing delays in the production of ceramic products under a major contract with Motorola. In particular, the Company's ceramic filter has experienced mechanical difficulty on a new manufacturing line at Motorola, which has delayed the production of the filters. As a result, Motorola has deferred production deliveries under this contract. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." There can be no assurance that this problem will be resolved or that similar problems will not recur in the future. Any such problems could have a material and adverse effect on the Company's operating results.

PRODUCT AND PROCESS DEVELOPMENT AND TECHNOLOGICAL CHANGE

  The wireless communications industry is characterized by frequent new product introductions, evolving industry standards and rapid changes in product and process technologies. The Company believes that its future success will depend upon its ability to continue to improve its product and process technologies and develop new technologies. The success of the Company's new products is dependent upon many factors, including factors that are outside the Company's control. These factors include: the Company's ability to anticipate market requirements in its product development efforts; market acceptance and continued commercial success of OEM products for which the Company's products have been designed; the ability to adapt to technological changes and to support established and emerging industry standards; successful and timely completion of product development and commercialization; achievement of acceptable wafer fabrication and ceramic process yields and manufacturing yields generally; and the ability to offer new products at competitive prices. No assurance can be given that the Company's product and process development efforts will be successful or that the Company's new products or those of its customers will achieve or sustain market acceptance. For example, during fiscal 1995, one of the Company's major customers discontinued a certain handset in favor of an architecture that excluded a GaAs MMIC designed by the Company for the product. This change resulted in a loss of potential revenue to the Company. In addition, the wireless communications industry is characterized by end-user demands for increased functionality at ever lower prices. To remain competitive, the Company must obtain yield and productivity improvements and cost reductions and must introduce new products which incorporate advanced features and which therefore can be sold at higher average selling prices. To the extent that such cost reductions and new product introductions do not occur in a timely manner or the Company's or its customers' products do not achieve market acceptance, the Company's operating results could be materially and adversely affected. See "Business--Manufacturing," and "--Research and Development."

MANUFACTURING RISKS: PRODUCT QUALITY, PERFORMANCE AND RELIABILITY

  The manufacturing processes for the Company's products, in particular its GaAs MMICs, are highly complex and precise, requiring advanced and costly equipment, and are being modified continually in an effort to improve yields and product performance. The Company expects that its customers will continue to establish demanding specifications for quality, performance and reliability that must be met by the Company's products. The Company has limited experience in high volume manufacturing of certain GaAs MMICs and ceramic products for the high volume commercial applications on which its current product development, sales and marketing efforts are focused. The Company has encountered and may in the future encounter development and manufacturing delays, has from time to time failed and may in the future fail to meet its customers' contractual specifications, and one or more of its products have contained and may in the future contain undetected defects or failures when first introduced or after commencement of commercial shipments. If such delays, defects or failures occur, the Company could experience lost revenue, resulting from delays in or cancellations or rescheduling of orders or shipments, product returns or discounts, or could experience increased costs, including product or process redesign, warranty expense or costs associated with customer support, any of which could have a material adverse effect on the Company's operating results. There can be no assurance that the Company will not in the future experience significant product quality, performance or reliability problems. See "Business--Manufacturing."

MANAGEMENT OF GROWTH

  The growth in the Company's business, and its continuing transition from military to commercial sales, has placed, and is expected to continue to place, a significant strain on the Company's personnel, management and other resources. In order to manage any future growth effectively, the Company will, among other things, be required to upgrade and expand certain manufacturing facilities; attract, train, motivate and manage employees successfully; and continue to improve its operational and financial systems. There can be no assurance that the Company will be successful in these respects. The Company is currently in the process of implementing a new management information system. There can be no assurance that the Company will not encounter problems or increased expense levels in connection with implementing its new management information system. In addition, the Company anticipates that any future growth of its business will require increased utilization of the Company's manufacturing capacity, including increasing the number of shifts during which its manufacturing facilities are operational. Further, any such future growth could require improvement or expansion of the Company's existing manufacturing facilities. The Company's ceramic manufacturing facility is currently running near its installed equipment capacity. Capacity constraints at this facility have caused and continue to cause production delays. Any such delays could have a material adverse effect on the Company's results of operations. As a result, the Company is planning to expand its ceramic manufacturing capacity. See "Use of Proceeds." Expansion or upgrade of the Company's manufacturing facilities will entail substantial capital expenditures. Lead times for certain capital equipment are long, and modification of the Company's facilities and installation of such equipment is a complex process which could disrupt the Company's ongoing manufacturing operations. Delays in completion of a planned expansion or upgrade could limit the ability of the Company to respond to the rapid design and production cycles required by its customers. Moreover, there can be no assurance that the Company will be able to secure sources of capital adequate to fund the necessary expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition." The Company could experience product quality, performance or reliability problems and development and manufacturing delays in connection with any such increase in utilization or such expansion or upgrade of the Company's manufacturing capacity. The occurrence of any such problems or the inability of the Company otherwise to manage any future growth effectively could materially and adversely affect the Company's operating results.

ADOPTION OF GAAS COMPONENTS BY OEMS

  Silicon semiconductor technologies are the dominant process technologies for certain integrated circuits and these technologies continue to improve in performance. Many of the Company's OEM customers utilize silicon devices and currently are using or evaluating the use of GaAs. To date, certain OEMs have been reluctant to utilize GaAs technologies because of perceived risks relating to GaAs technology, including a lack of experience in designing systems with GaAs products, unfamiliar and more expensive manufacturing processes and uncertainties about the relative cost effectiveness of GaAs products compared to silicon devices. There can be no assurance that GaAs technology will achieve widespread market acceptance. See "Business--The Alpha Strategy," and "-- Competition."

  The production of GaAs integrated circuits is more costly than the production of silicon devices. This cost differential relates primarily to higher costs of the raw wafer material, lower production yields associated with the relatively immature GaAs technology and higher unit costs associated with lower production volumes. The Company believes its costs of producing GaAs integrated circuits will continue to exceed the costs associated with the production of silicon devices. As a result, the Company must offer devices which provide superior performance to that of silicon for specific applications in order to be competitive with silicon devices. There can be no assurance that the Company can continue to identify markets which require performance superior to that offered by silicon solutions, or that the Company will continue to offer products which provide sufficiently superior performance to offset the cost differential. See "Business--Competition."

ENVIRONMENTAL REGULATIONS

  The Company is subject to a variety of federal, state and local laws, rules and regulations related to the use, handling, discharge or disposal of toxic, volatile or other hazardous chemicals used in its manufacturing process and to the presence of hazardous chemicals on properties owned or operated by the Company. The failure to comply with present or future environmental regulations could result in substantial fines being imposed on the Company, suspension of production or a cessation of operations. The Company has been engaged in environmental assessment and remediation activities at its Adamstown, Maryland facility since 1989, due to contamination of groundwater at such facility. In 1989, the Company entered into a consent decree with the State of Maryland Department of the Environment pursuant to which it has until recently operated a groundwater remediation system. Based on groundwater test results, the Company has suspended operation of the remediation system. The Company is continuing to monitor the presence of contaminants in groundwater at its Adamstown facility and is prepared to resume operation of the groundwater remediation system if necessary. In addition, the Company has been notified by federal and state environmental agencies of its potential liability with respect to two Superfund sites, to which small quantities of the Company's hazardous waste were shipped. There can be no assurance that the Company's remediation activities or any liability concerning the Superfund sites will not have a material adverse effect on the Company. However, the Company believes that its volumetric contribution of waste to the two Superfund sites is de minimis and that the extent of its liability with respect to these sites is not likely to be material. The Company could be required to acquire significant equipment, or incur substantial other expenses in order to comply with environmental regulations. Any failure by the Company to comply with applicable law in the use, handling or disposal of hazardous substances or in management of real property could subject the Company to substantial future liabilities.

DEPENDENCE ON KEY PERSONNEL

  The Company's future success depends in large part on the continued service of its key technical, marketing and management personnel, and on its ability to identify, attract and retain qualified technical personnel, particularly highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. The competition for such personnel is intense, and the loss of key employees could have a material adverse effect on the Company.

CYCLICALITY OF THE COMPANY'S MARKETS

  While the semiconductor and ceramic markets have in the past experienced overall growth, they have historically been characterized by wide fluctuations in product supply and demand. From time to time, these industries have also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity and subsequent accelerated price erosion, and in some cases have lasted for extended periods of time. The Company's business may in the future be materially and adversely affected by industry-wide fluctuations. The Company's continued success will depend in large part on the continued growth of the wireless communications industry. Certain of the Company's major OEM customers have recently announced a softening of demand for certain of their cellular products. No assurance can be given that the Company will not be adversely affected in the future by cyclical conditions in the wireless communications industry.

LIMITED SOURCES OF MATERIALS AND SERVICES

  The Company currently procures certain components and services for its products from single or limited sources. For example, the Company currently procures GaAs substrates, a critical raw material, from only two sources. In addition, excluding the GaAs wafers it produces internally, the Company outsources the fabrication of GaAs wafers to a single external foundry. Further, the Company currently procures silicon substrates for semiconductors and certain chemical powders for ceramic manufacturing from single sources. The Company purchases these materials and services on a purchase order basis, does not carry significant inventories and does not have any long-term supply contracts with its source vendors. The inability of the Company to obtain these materials in required quantities would result in significant delays or reductions in product shipments, which would materially and adversely affect the Company's operating results. The Company from time to time experiences delays in receiving products from certain of its vendors, and no assurance can be given that similar problems will not recur. If the Company were to change certain of its vendors, the Company would be required to requalify the components supplied by such vendors. Requalification could prevent or delay product shipments, which would materially and adversely affect the Company's operating results. Additionally, prices could increase significantly in connection with changes of vendors. The Company's reliance on single and limited sources involves several additional risks, including reduced control over the price, timely delivery, reliability and quality of the components. Any inability of the Company to obtain timely deliveries of materials of acceptable quality, or a significant increase in the prices of materials, could materially and adversely affect the Company's operating results.

DEPENDENCE ON ASSEMBLY SUBCONTRACTORS

  The Company uses assembly subcontractors located outside the United States to package and wirebond certain large volume orders of integrated circuits. The Company attempts to maintain more than one qualified service supplier for each assembly process, but has been unable at times to achieve this goal because of minimum volume requirements, service quality issues or other factors. The Company has, from time to time, experienced problems procuring assembly services, and no assurance can be given that similar problems will not recur. For example, in the first quarter of fiscal 1996, a major foreign subcontractor discontinued operations without notice, resulting in procurement difficulties, increased costs and product shipment delays. The Company's inability to obtain sufficient high quality and timely assembly service, or the loss of any of its current assembly vendors, would result in delays or reductions in product shipment, and/or reduced product yields, any of which would materially and adversely affect the Company's operating results. See "Business--Manufacturing."

COMPETITION

  Wireless communications markets are intensely competitive and are characterized by rapid technological change, rapid product obsolescence and price erosion. Currently, the Company competes primarily with manufacturers of high performance GaAs MMICs, discrete silicon semiconductors, ceramic filters and other ceramic products and microwave and millimeter wave components and subsystems. The Company expects increased competition both from existing competitors and others which may enter these markets, as well as potential future competition from companies which may offer new or emerging technologies, such as surface acoustic wave filters, silicon germanium and other silicon technologies. In addition, many of the Company's customers, particularly its largest customers, have or could acquire the capability to develop or manufacture products competitive with those that have been or may be developed or manufactured by the Company. The Company's future operating results may depend in part upon the extent to which these customers elect to purchase from outside sources rather than develop and manufacture their own systems. A number of the Company's competitors have significantly greater financial, technical, manufacturing and marketing resources than the Company. The ability of the Company to compete successfully depends in part upon the ability of the Company to develop price competitive, high quality solutions for OEMs and the extent to which customers select the Company's products over competitors' products for their systems. There can be no assurance that the Company will be able to compete successfully in the future. See "Business-- Competition."

GOVERNMENT CONTRACTS

  Although the Company has reduced its dependence upon sales to the United States and foreign governments, a significant portion of the Company's revenues continue to be derived from such sales. Approximately 49%, 40%, 29% and 19% of the Company's new orders were derived from United States and foreign military and defense related sources in fiscal 1993, 1994 and 1995, and for the first six months of fiscal 1996, respectively. Significant reductions or delays in procurements of the Company's products by the United States or any foreign government would have a material adverse effect on the Company's operating results. Generally, the United States Government and its contractors and subcontractors may terminate their contracts with the Company for cause or for convenience, upon certain terms and conditions. The Company has in the past experienced termination of government contracts. There can be no assurance that termination of contracts will not occur in the future. Termination of government contracts or subcontracts having a significant dollar value would have a material adverse effect on the Company's operating results.

GOVERNMENTAL REGULATION OF COMMUNICATIONS INDUSTRY

  The wireless communications industry is heavily regulated. The sale of equipment by OEMs who purchase the Company's products may be materially and adversely affected by governmental regulatory policies, the imposition of common carrier tariffs or taxation of telecommunications services. The delays inherent in the governmental approval process may in the future cause the cancellation, postponement or rescheduling of the installation of wireless communications systems. These delays may have a material adverse effect on the Company's operating results.

DIFFICULTY IN PROTECTING INTELLECTUAL PROPERTY

  The Company's ability to compete is affected by its ability to protect its proprietary information. The Company relies primarily on trade secret laws, confidentiality procedures and licensing arrangements to protect its intellectual property rights. In addition, where appropriate, the Company seeks patent protection. The Company currently has patents granted and pending in the United States, and intends to seek further patents on its technology. There can be no assurance that patents will issue from any of the Company's pending or any future applications or that any claims allowed from such applications will be of sufficient scope or strength, or be issued in all countries where the Company's products can be sold, to provide meaningful protection or any commercial advantage to the Company. Also, competitors of the Company may be able to design around the Company's patents. The laws of certain foreign countries in which the Company's products are or may be developed, manufactured or sold may not protect the Company's products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of the Company's technology and products more likely. Although the Company intends to defend its intellectual property, there can be no assurance that the steps taken by the Company to protect its proprietary information will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.

INTELLECTUAL PROPERTY CLAIMS

  The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in significant and often protracted and expensive litigation. Although there is currently no pending intellectual property litigation against the Company, the Company from time to time is notified of claims that the Company may be infringing patents or other intellectual property rights owned by third parties. A former customer of the Company has notified the Company that the customer believes that a patent held by the customer, and a related agreement between the customer and the Company, preclude the Company from manufacturing for others, components for low power point-to-multi-point multi-function cellular television systems operating at certain millimeter wave frequencies without a license from, and the consent of, the customer. The Company, after consultation with counsel, believes that the patent in question is invalid. However, the invalidity of any patent must be determined by a court, and there can be no assurance that a court would find such patent invalid. The Company does not believe that its agreement with the customer, if enforceable, would have a material adverse effect on the Company's future results of operations. If it is necessary or desirable, the Company may seek licenses under patents or other intellectual property rights asserted by others, or may attempt to develop non-infringing technology. However, there can be no assurance that licenses will be offered or that the terms of any offered licenses will be acceptable to the Company, or that the Company will be successful in developing non-infringing technology. The failure to obtain a license from a third party for technology used by the Company could cause the Company to incur substantial liabilities and to suspend the manufacture of products. Furthermore, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights, or to establish the validity of the Company's proprietary rights. Litigation by or against the Company could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. In the event of an adverse result in any such litigation, the Company could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to the infringing technology. There can be no assurance that the Company would be successful in such development or that such licenses would be available on reasonable terms, and any such development or license could require expenditures by the Company of substantial time and other resources. In the event that any third party makes a successful claim against the Company or its customers, and a license is not made available to the Company on commercially reasonable terms, the Company's business, financial condition and operating results would be adversely affected. See "Business--Intellectual Property."

RISKS OF INTERNATIONAL SALES

  Sales outside of the United States were approximately $18.6 million, $22.8 million, $23.3 million and $15.4 million in fiscal 1993, 1994 and 1995, and for the six months ended September 30, 1995, respectively. International sales involve a number of inherent risks, including imposition of government controls, currency exchange fluctuations, potential insolvency of international distributors and representatives, reduced protection for intellectual property rights in some countries, the impact of recessionary environments in economies outside the United States, political instability and generally longer receivables collection periods, as well as tariffs and other trade barriers. In addition, due to the technological advantage provided by GaAs in many military applications, a substantial portion of the Company's sales outside of North America must be licensed by the Bureau of Export Administration of the United States Department of Commerce or the Office of Defense Trade Controls of the United States Department of State. Although to date the Company has experienced no difficulty in obtaining these licenses, failure to obtain such licenses in the future could have a material adverse effect on the Company's operating results. Furthermore, because most of the Company's foreign sales are denominated in United States dollars, the Company's products become less price competitive in countries whose currencies decline in value against the dollar. There can be no assurance that these factors will not have an adverse effect on the Company's future international sales and, consequently, on the Company's business, operating results and financial condition. See "Business--Sales and Marketing."

IMPEDIMENTS TO CHANGES IN CONTROL

  The Company's Restated Certificate of Incorporation and Amended and Restated Bylaws include certain provisions that may have the effect of discouraging or preventing a change in control of the Company. In addition, the Company made a rights distribution in November, 1986 that could also have the effect of discouraging or preventing a change in control of the Company. These provisions could limit the price that stockholders of the Company might receive in the future for shares of the Common Stock. See "Description of Capital Stock and Other Matters."

POTENTIAL VOLATILITY OF STOCK PRICE

  The market price of the shares of Common Stock has recently been and is likely to continue to be highly volatile and materially affected by factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, governmental regulatory action, developments with respect to patents or proprietary rights, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In the event that in some future quarter the Company's net sales or operating results were to be below the expectations of public market securities analysts and investors, the price of the Company's Common Stock could be materially and adversely affected. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 9,808,722 shares of Common Stock outstanding (10,108,722 shares if the Underwriters' over-allotment option is exercised in full), of which 8,165,960 shares of Common Stock (8,465,960 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), by persons other than "affiliates" of the Company. The remaining 1,642,762 shares of Common Stock held by stockholders who may be deemed to be "affiliates" of the Company under Rule 144 of the Securities Act, may only be resold pursuant to a registration statement under the Securities Act or an exemption from such registration, including exemptions provided by Rule 144 thereunder. All of the Company's officers and directors, holding an aggregate of 497,692 shares of Common Stock (including 396,400 shares of Common Stock issuable under stock options that are or will become vested as of 90 days from the date of this Prospectus), have agreed that they will not, without the prior written consent of Montgomery Securities, on behalf of the Underwriters, directly or indirectly, offer, sell, contract to sell, make any short sale, pledge, establish a "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of Common Stock, options to acquire shares of Common Stock or any securities convertible or exchangeable for shares of Common Stock, or publicly announce the intention to do any of the foregoing, for a period of 90 days from the date of this Prospectus, subject to certain exceptions. In addition, the Company has agreed in the Underwriting Agreement that, without the prior written consent of Montgomery Securities, on behalf of the Underwriters, it will not issue, offer, sell or grant shares of Common Stock or options to purchase such shares (other than options or shares granted or issued pursuant to the Company's 1986 Long-Term Incentive Plan, Savings and Retirement Plan, 1994 Non-Qualified Stock Option Plan for Non-Employee Directors, Employee Stock Purchase Plan and an outstanding warrant to purchase 50,000 shares of Common Stock) or otherwise dispose of the Company's equity securities, or any other securities convertible into or exchangeable for the Company's Common Stock or other equity securities, for a period of 90 days after the first date that any shares of Common Stock are released for sale in this offering. See "Underwriting." Immediately following this offering, the Company will have outstanding options to purchase an aggregate of 849,222 shares of Common Stock, of which options to purchase an aggregate of 501,527 shares of Common Stock are currently exercisable. Outstanding options to purchase an aggregate of approximately 25,835 additional shares of Common Stock will become exercisable within six months of the date of this Prospectus. In addition, the Company has reserved an aggregate of 374,261 shares of Common Stock for issuance pursuant to the Company's stock plans. All of the shares issuable pursuant to the Company's stock plans are registered under the Securities Act on Registration Statements on Form S-8. Shares issued to nonaffiliates upon the exercise of options generally will be freely tradable without restriction or further registration under the Securities Act. Sales of substantial amounts of Common Stock in the public market following this offering could have a material adverse effect on prevailing market prices for the Common Stock.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be $28,690,000 ($33,061,000 if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $15.50 per share, after deduction of the estimated underwriting discount and estimated offering expenses payable by the Company.

  The Company expects to use the net proceeds for repayment of indebtedness and capital expenditures, and the balance for working capital, potential acquisitions and general corporate purposes. The indebtedness to be repaid consists of all or a portion of the Company's bank working capital line of credit, currently at $5.4 million as of October 25, 1995. Planned capital expenditures consist of approximately $12 million over the next 12 months, primarily for the expansion of the Company's ceramic manufacturing capacity in Maryland and for capital equipment for use in its GaAs MMIC fabrication facility, all or a portion of which expenditures are expected to be funded from the net proceeds of this offering.

  The Company's bank indebtedness consists of a $6.5 million working capital line of credit and a $5.0 million equipment line of credit. These lines of credit are secured by security interests in substantially all of the Company's assets, excluding real property. The expiration dates for the working capital and equipment lines of credit are August 1, 1997 and July 31, 1996, respectively. The maturity date for loans under the working capital line of credit is August 1, 1997 and the maturity date for loans under the equipment line of credit is August 1, 1999. Advances under both lines of credit bear interest at a fluctuating rate equal to the prime rate or, at the Company's option, LIBOR plus 200 basis points. As of October 25, 1995, the amounts drawn under the working capital line of credit and the equipment line of credit were $5.4 million and $1.0 million, respectively.

  With respect to potential acquisitions, the Company may use a portion of the net proceeds to acquire businesses, products or technologies complementary to the Company's current business, although it has no such commitments, and no such acquisitions are currently being negotiated or planned. The specific timing and amount of funds required for specific uses by the Company cannot be precisely determined at this time. Pending such uses, the Company intends to invest in short-term, investment grade, interest-bearing obligations.

                                DIVIDEND POLICY

  The Company has not paid cash dividends on its Common Stock since fiscal 1986, and the Company does not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, operating results, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant. The Company is subject to financial and operating covenants, including a prohibition against the payment of cash dividends, under its bank financing agreements.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on the American Stock Exchange under the symbol AHA. The following table sets forth, for the periods indicated, the high and low sale prices for the Common Stock, as reported on the American Stock Exchange.

                                                                  HIGH     LOW
                                                                -------- -------
   FISCAL 1994:
   First Quarter............................................... $ 3 5/8  $ 2 5/8
   Second Quarter..............................................   6 3/8    3
   Third Quarter...............................................   6        4
   Fourth Quarter..............................................   4 9/16   3 1/8
   FISCAL 1995:
   First Quarter...............................................   4 1/2    3
   Second Quarter..............................................   6 7/8    3 7/8
   Third Quarter...............................................   7 3/8    5 1/4
   Fourth Quarter..............................................  11 5/8    6 3/8
   FISCAL 1996:
   First Quarter...............................................  15 1/4   10 5/8
   Second Quarter..............................................  19 5/8   14 1/8
   Third Quarter (through October 25, 1995)....................  17 7/8   13 3/4

  The last reported sale price of the Common Stock on the American Stock Exchange on October 30, 1995 was $15.50 per share.

                                 CAPITALIZATION

  The following table sets forth the actual capitalization of the Company as of September 30, 1995 and as adjusted to reflect the sale by the Company of the 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $15.50 per share, after deducting the estimated underwriting discount and related offering expenses and application of the estimated net proceeds thereof as if such transactions were consummated on September 30, 1995.

                                                            SEPTEMBER 30, 1995
                                                            -------------------
                                                            ACTUAL  AS ADJUSTED
                                                            ------- -----------
                                                              (IN THOUSANDS)
Notes payable, bank (1).................................... $ 5,575   $    -
Current portions of long-term debt and capital lease
 obligations...............................................     675       675
                                                            =======   =======
Long-term debt, less current portion.......................   1,617     1,617
Capital lease obligations, less current portion............     784       784
Stockholders' equity:
  Common Stock, par value $.25 per share: authorized
   30,000,000 shares; issued 8,054,774 shares, actual and
   10,054,774 shares, as adjusted (2)......................   2,014     2,514
  Additional paid-in capital...............................  28,335    56,525
Retained earnings..........................................     457       457
                                                            -------   -------
                                                             30,806    59,496
Less--Treasury shares 246,052 shares at cost...............     311       311
   Unearned compensation--restricted stock.................     195       195
                                                            -------   -------
    Total stockholders' equity............................. $30,300   $58,990
                                                            -------   -------
    Total capitalization................................... $32,701   $61,391
                                                            =======   =======

--------
(1) At October 25, 1995, the outstanding balance was $5.4 million.
(2) Excludes (i) 849,222 shares of Common Stock issuable upon exercise of stock options outstanding at September 30, 1995, at a weighted average exercise price of $4.31 per share, (ii) 133,825 shares of Common Stock reserved for issuance pursuant to the Company's Employee Stock Purchase Plan, (iii) 205,436 shares of Common Stock reserved for issuance pursuant to the Company's 1986 Long-Term Incentive Plan, (iv) 35,000 shares of Common Stock reserved for issuance pursuant to the Company's 1994 Non-Qualified Stock Option Plan For Non-Employee Directors, and (v) 50,000 shares of Common Stock issuable upon exercise of a warrant outstanding at September 30, 1995, at an exercise price of $3.75 per share.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data of the Company for fiscal 1991 through fiscal 1995 have been derived from the consolidated financial statements of the Company, which have been audited by KPMG Peat Marwick LLP. The selected consolidated financial data for the six months ended September 30, 1994 and 1995 are derived from unaudited financial statements. Selected Consolidated Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus. Unaudited data for the six months ended September 30, 1994 and 1995 include, in the opinion of management, all adjustments (consisting only of normal, recurring accruals) necessary to state fairly the information set forth therein. Operations for the six months ended September 30, 1995 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 1996.

                                                                       SIX MONTHS ENDED
                                FISCAL YEAR ENDED MARCH 31,              SEPTEMBER 30,
                          -------------------------------------------  ------------------
                           1991     1992    1993      1994     1995      1994      1995
                          -------  ------- -------  --------  -------  --------  --------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Sales...................  $66,344  $71,032 $69,543  $ 70,147  $78,254  $ 36,928  $ 46,167
                          -------  ------- -------  --------  -------  --------  --------
Costs and expenses:
 Cost of sales..........   44,127   51,055  52,404    55,395   54,376    25,913    30,888
 Research and
  development...........    2,825    3,873   2,915     3,429    4,154     1,798     3,915
 Selling and
  administrative........   16,484   16,074  16,281    16,281   15,727     7,337     8,737
 Repositioning expenses
  (credit)(1)...........       -        -       -      5,639       -         -       (320)
                          -------  ------- -------  --------  -------  --------  --------
  Total costs and
   expenses.............   63,436   71,002  71,600    80,744   74,257    35,048    43,220
                          -------  ------- -------  --------  -------  --------  --------
Operating income
 (loss).................    2,908       30  (2,057)  (10,597)   3,997     1,880     2,947
Other income (expense),
 net....................     (659)     161    (730)     (599)    (648)     (324)     (364)
                          -------  ------- -------  --------  -------  --------  --------
Income (loss) before
 income taxes...........    2,249      191  (2,787)  (11,196)   3,349     1,556     2,583
Provision for income
 taxes..................      943       78     200       270      502       294       388
                          -------  ------- -------  --------  -------  --------  --------
Income (loss) before
 extraordinary item.....    1,306      113  (2,987)  (11,466)   2,847     1,262     2,195
Extraordinary item--
 utilization of net
 operating loss
 carryforward...........      504        9      -         -        -         -         -
                          -------  ------- -------  --------  -------  --------  --------
Net income (loss).......  $ 1,810  $   122 $(2,987) $(11,466) $ 2,847  $  1,262  $  2,195
                          =======  ======= =======  ========  =======  ========  ========
Per share data:
 Income (loss) before
  extraordinary item....  $  0.18  $  0.02 $ (0.40) $  (1.53) $  0.36  $   0.16  $   0.27
 Extraordinary item.....     0.07       -       -         -        -         -         -
                          -------  ------- -------  --------  -------  --------  --------
 Net income (loss) per
  share.................  $  0.25  $  0.02 $ (0.40) $  (1.53) $  0.36  $   0.16  $   0.27
                          =======  ======= =======  ========  =======  ========  ========
Weighted average common
 shares and common share
 equivalents............    7,246    7,429   7,464     7,502    7,882    7 ,744     8,196
                          =======  ======= =======  ========  =======  ========  ========
                                         MARCH 31,                       SEPTEMBER 30,
                          -------------------------------------------    -------------
                           1991     1992    1993      1994     1995          1995
                          -------  ------- -------  --------  -------    ------------
                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.........  $14,454  $17,800 $15,767  $  8,981  $10,983       $11,109
Total assets............   57,071   53,211  53,777    44,430   50,167        52,046
Long-term debt,
 including current
 portion................    5,664    5,349   5,422     5,180    5,083         1,884
Other long-term
 liabilities............      434      350     465       395      794           886
Capital lease
 obligations, including
 current portion........       -        -    1,265     1,263    1,124         1,192
Stockholders' equity....   38,233   38,456  35,565    24,261   27,674        30,300

--------
(1) In fiscal 1994, the Company recorded repositioning expenses of $5.6 million, related primarily to the consolidation of certain manufacturing facilities in response to a continued decline in defense related business. In the six months ended September 30, 1995, the Company recorded a $320,000 repositioning credit, attributable to the reversal of certain accruals for estimated carrying costs, as a result of an earlier than expected disposition of the Company's Methuen, Massachusetts facility.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Historically, the Company has derived a substantial portion of its revenues from sales to military customers. However, over the past several years, the Company has been reducing its reliance on military business and increasing its emphasis on the commercial wireless market. In fiscal 1993, orders from military customers accounted for approximately 49% of the Company's total orders. Since fiscal 1993, this percentage has declined steadily. Orders from commercial customers have increased in dollar amount, and also have increased as a percentage of the Company's total orders, from 60% in fiscal 1994, to 71% in fiscal 1995 and 81% for the first six months of fiscal 1996.

  In fiscal 1994, the Company consolidated certain manufacturing operations, reduced its work force, and took other steps to reduce operating costs relating to its declining military business. As a result, during the fourth quarter of fiscal 1994, the Company took a repositioning charge of $5.6 million, primarily attributable to severance costs, consolidation costs and a write-down to reduce the carrying value of its Methuen, Massachusetts facility, which had been used primarily to manufacture products for military customers. This repositioning charge contributed to the Company's operating loss of $10.6 million in fiscal 1994.

  The Company's research and development efforts relating to the military market have been funded primarily by its military customers. As the Company has reduced its emphasis on military programs, the amount of the Company's customer-sponsored research and development has diminished. At the same time, Company-sponsored research and development costs have increased, from $2.9 million in fiscal 1993, to $3.4 million in fiscal 1994, $4.2 million in fiscal 1995 and $3.9 million for the first six months of fiscal 1996, constituting 20%, 25%, 33% and 57% of the Company's total research and development expenditures for such periods, respectively.

  Because increases in Company-sponsored research and development have been more than offset by the decline in customer-sponsored expenditures, the Company's total expenditures on research and development have decreased since fiscal 1993, from $14.6 million in that year, to $13.8 million in fiscal 1994, $12.4 million in fiscal 1995 and $6.8 million in the first six months of fiscal 1996, and have diminished as a percentage of the Company's sales from 21% to 20%, 16% and 15% for such periods, respectively.

  Company-sponsored research and development is focused on the development of new and enhanced commercial products and related process technologies. In contrast, customer-sponsored research and development has generally been directed towards objectives defined by the Company's military customers. The Company intends to continue to increase its expenditures on Company-sponsored research and development which the Company believes will be more effective in furthering the Company's strategy than customer-sponsored research and development.

  Expenditures on customer-sponsored research and development that are reimbursed by the customer are included both in sales and cost of sales. Company-sponsored research and development is reflected in research and development expense. The Company's gross margins are affected by the mix of Company-sponsored and customer-sponsored research and development, since research and development expenditures reimbursed by the customer are included in cost of sales rather than in research and development expense. The increased reliance by the Company on Company-sponsored research and development and the decline in customer-sponsored research and development have been a factor contributing to increases in the Company's gross margins since fiscal 1994.

RESULTS OF OPERATIONS

  The following table sets forth selected consolidated income statement data expressed as a percentage of sales for the periods indicated.

                                                               SIX MONTHS ENDED
                           FISCAL YEAR ENDED MARCH 31,           SEPTEMBER 30,
                          -----------------------------------  ----------------
                          1991   1992   1993    1994    1995     1994      1995
                          -----  -----  -----   -----   -----  --------  --------
Sales...................  100.0% 100.0% 100.0%  100.0%  100.0%    100.0%    100.0%
                          -----  -----  -----   -----   -----  --------  --------
Costs and expenses:
 Cost of sales..........   66.5   71.9   75.4    79.0    69.5      70.2      66.9
 Research and develop-
  ment..................    4.3    5.5    4.2     4.9     5.3       4.9       8.5
 Selling and administra-
  tive..................   24.8   22.6   23.4    23.2    20.1      19.8      18.9
 Repositioning expenses
  (credit)..............     -      -      -      8.0      -         -       (0.7)
                          -----  -----  -----   -----   -----  --------  --------
  Total costs and ex-
   penses...............   95.6  100.0  103.0   115.1    94.9      94.9      93.6
                          -----  -----  -----   -----   -----  --------  --------
Operating income
 (loss).................    4.4    0.0   (3.0)  (15.1)    5.1       5.1       6.4
Other income (expense),
 net....................   (1.0)   0.3   (1.0)   (0.9)   (0.8)     (0.9)     (0.8)
                          -----  -----  -----   -----   -----  --------  --------
Income (loss) before in-
 come taxes.............    3.4    0.3   (4.0)  (16.0)    4.3       4.2       5.6
Provision for income
 taxes..................    1.4    0.1    0.3     0.3     0.7       0.8       0.8
                          -----  -----  -----   -----   -----  --------  --------
Income (loss) before ex-
 traordinary item.......    2.0    0.2   (4.3)  (16.3)    3.6       3.4       4.8
Extraordinary item--uti-
 lization of net operat-
 ing loss carryforward..    0.7     -      -       -       -         -         -
                          -----  -----  -----   -----   -----  --------  --------
Net income (loss).......    2.7%   0.2%  (4.3)% (16.3)%   3.6%      3.4%      4.8%
                          =====  =====  =====   =====   =====  ========  ========

  SIX MONTHS ENDED SEPTEMBER 30, 1994 AND 1995. Sales for the first six months of fiscal 1996 increased 25.0% to $46.2 million as compared to sales of $36.9 million for the first six months of fiscal 1995. This increase was attributable to increased unit sales volumes in the Company's GaAs MMIC, ceramic and silicon discrete semiconductor product lines, primarily into commercial wireless markets, which more than offset declining military sales. Unit sales increases offset flat or declining average selling prices in the Company's markets.

  The increase in sales occurred despite the continued delay in volume shipments under a $20 million contract to supply ceramic filters entered into with Motorola in the third quarter of fiscal 1995. Motorola is working with the Company to resolve a mechanical problem with the filter on a new manufacturing line at Motorola. Orders received by the Company during the first six months of fiscal 1996, which do not include any material amount attributable to the Motorola ceramic filter contract, increased 32.6% compared with the first six months of fiscal 1995. These new orders consisted primarily of ceramic filter and resonator orders from other wireless OEMs as well as orders for GaAs MMICs from wireless OEMs, including Motorola. The Company accordingly does not expect the delay in the commencement of volume production under the Motorola ceramic filter contract to have a material effect on its results of operations.

  Gross profit for the first six months of fiscal 1996 increased 38.7% to $15.3 million or 33.1% of sales, as compared to $11.0 million or 29.8% of sales, for the comparable period in fiscal 1995. The improvement in gross profit was attributable primarily to higher capacity utilization at the Company's Woburn, Massachusetts manufacturing facility.

  Research and development expenses increased 117.7% to $3.9 million, or 8.5% of sales in the first six months of fiscal 1996 as compared to $1.8 million or 4.9% of sales during the first six months of fiscal 1995. This increase was primarily attributable to increased investment by the Company in the wireless markets across all of its product lines. The Company will continue to invest in product and process development in order to address the demands of the wireless market.

  Selling and administrative expenses increased 19.1% to $8.7 million, or 18.9% of sales in the first six months of fiscal 1996, as compared to $7.3 million, or 19.8% of sales for the same period in fiscal 1995. Selling and administrative expenses increased primarily as a result of training and other costs related to the early phases of implementation of a new manufacturing and management information system, as well as increased commissions related to higher sales volume.

  The Company had a $320,000 repositioning credit during the first half of fiscal 1996, which resulted from the reversal of certain accruals for estimated carrying costs as a result of an earlier than expected disposition of the Methuen, Massachusetts facility.

  Other expense increased primarily as a result of interest expense attributable to higher short term borrowings.

  The Company's effective tax rate for the first six months of fiscal 1996 was 15.0% compared to the current combined federal, state and foreign rate of approximately 40%. This rate differed from statutory rates primarily as a result of the utilization of net operating loss carryforwards. At September 30, 1995, the Company had available net operating loss carryforwards of approximately $23 million which expire commencing in 2004.

  FISCAL YEARS 1993, 1994 AND 1995. Sales for fiscal 1995 increased 11.6% to $78.3 million as compared to sales of $70.1 million in fiscal 1994, which in turn increased slightly over fiscal 1993 sales of $69.5 million. The increase in fiscal 1995 was attributable to increased unit volumes in the Company's GaAs MMIC, ceramic and silicon discrete semiconductor product lines, primarily into commercial wireless markets, which more than offset declining military sales. Unit increases offset flat or declining average selling prices in the Company's markets.

  Gross profit increased 61.9% in fiscal 1995 to $23.9 million, or 30.5% of sales, as compared to $14.8 million, or 21.0% of sales in fiscal 1994. Gross profit decreased 13.9% in fiscal 1994 from $17.1 million, or 24.6% of sales, in fiscal 1993. The increase in gross profit in fiscal 1995 was the result of increased sales volumes and greater efficiencies and reduced costs due to the consolidation of facilities that took place in fiscal 1994 when the Company moved several product lines to its Woburn, Massachusetts plant. The decrease in gross profit for fiscal 1994 was the result of steadily deteriorating margins attributable primarily to the costs of maintaining dedicated resources in the semiconductor and component businesses for certain military programs, while revenues for these same programs declined. The facility consolidation during the fourth quarter of fiscal 1994 also decreased gross profit because of business interruptions and reengineering costs. Inventory liquidations resulting from shortened manufacturing cycles also contributed to lower gross profit during fiscal 1994.

  Research and development expenses increased 21.1% in fiscal 1995 to $4.2 million, or 5.3% of sales, from $3.4 million, or 4.9% of sales in fiscal 1994. Research and development expenses increased 17.6% in fiscal 1994 from $2.9 million, or 4.2% of sales in fiscal 1993. Research and development expenses have continued to increase as the Company shifts its focus from military programs to commercial wireless markets.

  Selling and administrative expenses decreased to $15.7 million, or 20.1% of sales, in fiscal 1995 from $16.3 million, or 23.2% of sales in fiscal 1994. This decrease was primarily attributable to a reduction in administrative personnel completed during the fourth quarter of fiscal 1994, as a result of the consolidation of the Company's operations in Methuen, Massachusetts into its operations in Woburn, Massachusetts. In fiscal 1994 and 1993, selling and administrative expenses remained relatively constant in absolute dollars and as a percentage of sales.

  Other expense was $648,000 in fiscal 1995, compared to $599,000 in fiscal 1994 and $730,000 in fiscal 1993. In fiscal 1995, a reduction in interest expense was more than offset by reductions in interest income and other income, net. The decrease in fiscal 1994 compared to fiscal 1993 was primarily attributable to higher interest expense in fiscal 1993 relating to a settlement of prior year tax issues that included a substantial interest charge.

  The provision for income taxes in fiscal 1995, 1994 and 1993 was $502,000, $270,000 and $200,000, respectively. Although the Company had losses in fiscal 1994 and fiscal 1993, foreign and state income taxes were paid. The Company's effective tax rate for fiscal 1995 was 15.0%. This rate differed from statutory rates primarily as a result of the utilization of net operating loss carryforwards.

QUARTERLY RESULTS OF OPERATIONS

  The Company's quarterly and annual results have in the past varied and may in the future vary significantly due to a number of factors, including: cancellation or delay of customer orders; market acceptance of the Company's or its customers' products; variations in manufacturing yields; timing of announcement and introduction of new products by the Company and its competitors; changes in revenue and product mix; competition; changes in manufacturing capacity and variations in the utilization of this capacity; variations in average selling prices; variations in operating expenses; the long sales cycles associated with the Company's customer specific products; the timing and level of product and process development costs; cyclicality of the semiconductor and ceramic industries; the timing and level of nonrecurring engineering revenues and expenses relating to customer specific products; and changes in inventory levels. Any unfavorable changes in these or other factors could have a material adverse effect on the Company's operating results.

  The following table sets forth unaudited selected consolidated income statement data for the periods indicated, as well as such data expressed as a percentage of sales for the same periods. This information has been derived from unaudited consolidated financial statements which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                     QUARTER ENDED
                          ----------------------------------------------------------------------
                          JUNE 30,  SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30,  SEPTEMBER 30,
                            1994        1994          1994       1995      1995        1995
                          --------  ------------- ------------ --------- --------  -------------
                                  (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)
INCOME STATEMENT DATA:
Sales...................  $18,675      $18,253      $19,359     $21,967  $22,434      $23,733
                          -------      -------      -------     -------  -------      -------
Costs and expenses:
 Cost of sales..........   13,057       12,856       13,494      14,969   15,052       15,836
 Research and
  development...........      919          879          924       1,432    1,787        2,128
 Selling and
  administrative........    3,778        3,559        3,917       4,473    4,429        4,308
 Repositioning
  credit(1).............       -            -            -           -      (320)          -
                          -------      -------      -------     -------  -------      -------
  Total costs and
   expenses.............   17,754       17,294       18,335      20,874   20,948       22,272
                          -------      -------      -------     -------  -------      -------
Operating income........      921          959        1,024       1,093    1,486        1,461
Other income (expense),
 net....................     (178)        (146)        (185)       (139)    (176)        (188)
                          -------      -------      -------     -------  -------      -------
Income before income
 taxes..................      743          813          839         954    1,310        1,273
Provision for income
 taxes..................      140          154           65         143      196          192
                          -------      -------      -------     -------  -------      -------
Net income..............  $   603      $   659      $   774     $   811  $ 1,114      $ 1,081
                          =======      =======      =======     =======  =======      =======
Per share data:
 Net income per share...  $  0.08      $  0.08      $  0.10     $  0.10  $  0.14      $  0.13
                          =======      =======      =======     =======  =======      =======
Weighted average common
 shares and common share
 equivalents............    7,532        7,807        7,815       8,028    8,171        8,208
                          =======      =======      =======     =======  =======      =======
AS A PERCENTAGE OF
 SALES:
Sales...................    100.0%       100.0%       100.0%      100.0%   100.0%       100.0%
                          -------      -------      -------     -------  -------      -------
Costs and expenses:
 Cost of sales..........     69.9         70.4         69.7        68.1     67.1         66.7
 Research and
  development...........      4.9          4.8          4.8         6.5      8.0          9.0
 Selling and
  administrative........    20. 3         19.5         20.2        20.4     19.7         18.1
 Repositioning
  credit(1).............       -            -            -           -      (1.4)          -
                          -------      -------      -------     -------  -------      -------
  Total costs and
   expenses.............     95.1         94.7         94.7        95.0     93.4         93.8
                          -------      -------      -------     -------  -------      -------
Operating income........      4.9          5.3          5.3         5.0      6.6          6.2
Other income (expense),
 net....................     (0.9)        (0.8)        (1.0)       (0.7)    (0.8)        (0.8)
                          -------      -------      -------     -------  -------      -------
Income before income
 taxes..................      4.0          4.5          4.3         4.3      5.8          5.4
Provision for income
 taxes..................      0.8          0.9          0.3         0.6      0.8          0.8
                          -------      -------      -------     -------  -------      -------
Net income..............      3.2%         3.6%         4.0%        3.7%     5.0%         4.6%
                          =======      =======      =======     =======  =======      =======

--------
(1) In the quarter ended June 30, 1995, the Company recorded a $320,000 repositioning credit, attributable to the reversal of certain accruals for estimated carrying costs, as a result of an earlier than expected disposition of the Methuen, Massachusetts facility.

FINANCIAL CONDITION

  At September 30, 1995, working capital totaled $11.1 million and included $2.1 million in cash and cash equivalents, compared with $11.0 million at the end of fiscal 1995. In July, 1995, the Company sold its Methuen, Massachusetts plant and received net proceeds of $2.5 million. In connection with the sale, using the net proceeds and $1 million borrowed under its line of credit, the Company retired $3.5 million of related debt. During the first six months of fiscal 1996, cash generated from the Company's operations combined with additional borrowings under its line of credit were used to support increases in accounts receivables and inventories and capital additions resulting from the growth in new business. These capital additions included semiconductor and ceramic manufacturing equipment, as well as various information technology equipment, purchased for an aggregate of $3.9 million. With the increased demand for its wireless products, the Company expects to increase its investment in production facilities and equipment by approximately $12 million in the next 12 months.

  In September 1995, the Company entered into a $6.5 million working capital line of credit agreement which expires on August 1, 1997, of which approximately $1.1 million was available at October 25, 1995, and a $5.0 million equipment line of credit which expires on July 31, 1996, of which approximately $4.0 million was available at October 25, 1995. Advances under these lines of credit bear interest at the prime rate or, at the Company's option, the LIBOR rate plus 200 basis points. The Company is also seeking approval from the State of Maryland for an additional $3 million of grant funding to finance the planned expansion of its ceramic manufacturing facility. Other sources of financing have also been or are being pursued, such as increasing the amount of the line of credit, receiving additional grant funding and capital financing through leases.

  The Company believes that its available lines of credit, together with cash generated from operations and the net proceeds of this offering, will be adequate to fund its operations and expected capital expenditures for at least the next eighteen months.

                                   BUSINESS

INTRODUCTION

  The Company designs and manufactures a broad range of RF, microwave frequency and millimeter wave frequency MMICs, ceramic products, discrete semiconductors, and microwave and millimeter wave components and subsystems for wireless communications applications. These applications include cellular telephones, worldwide PCS/PCN, pagers, specialized mobile radio, wireless data services and GPS. The Company utilizes proprietary GaAs, ceramic and silicon process technologies to address the needs of wireless communications OEMs for smaller, less expensive and more power efficient products.

  The Company gained extensive experience in the design and manufacture of GaAs MMIC's, discrete semiconductors, ceramic products and components and subsystems for millimeter wave frequencies in military applications. Over the past several years, the Company has refocused this knowledge and experience on the wireless communications commercial markets. As a result, the Company believes that it is well-positioned as higher frequencies are increasingly used in emerging wireless technologies such as PCS/PCN infrastructure equipment, wireless cable TV and automotive collision avoidance systems.

  The Company currently focuses its sales and marketing efforts on the major OEMs in the wireless communications industry, such as Motorola, Nokia, Ericsson and AT&T, and their suppliers, with the objective of securing orders for high volume, application specific products. With available capacity at its GaAs fabrication facility, the Company believes that large volume product orders offer opportunities for economies of scale and improved margins. By maintaining close relationships with customers and by integrating its design and manufacturing capabilities, the Company can better anticipate its customers' needs and rapidly develop customer specific solutions based upon the Company's core technologies. The Company believes that this approach enhances the likelihood that the Company's products will be included in its customers' designs for new wireless communications products.

INDUSTRY OVERVIEW

  The wireless communications industry has grown significantly during the past decade and worldwide demand for wireless communications services and related products and infrastructure continues to grow. This growth has been attributable to lower costs to the consumer and improvements in the quality and performance of many wireless technology products, including cellular telephones and associated infrastructure, worldwide PCS/PCN, pagers, specialized mobile radio, DBS TV and wireless data services. The industry has responded to an increased desire for mobility and untethered access to information in personal and business communications by making these products smaller, less expensive and with improved battery life. Additionally, wireless communications applications are growing in less developed countries because they offer the advantages of a modern telephone and cable TV system without the costly and time consuming development of an extensive wired infrastructure. Finally, new and emerging applications of wireless technology, such as GPS, wireless cable TV, RF identification tags, wireless local area networks ("wireless LANs") and automotive collision avoidance systems are increasing the size and scope of wireless communications markets.

  A typical cellular communications system comprises a geographic region containing a number of cell sites, sometimes referred to as "base stations." These base stations transmit and receive signals from mobile or handheld units and, after processing, connect the signals to the local PBX switching office of the wireline telephone system. Digital radios with a millimeter wave carrier frequency increasingly are being used to network base stations to the PBX switching office. To offer better performance and accommodate increased communication traffic, cellular service providers are increasing the number of cell sites and attempting to reduce the cost of the infrastructure. At PCS/PCN frequencies, the infrastructure is being developed with substantially more and smaller cell sites than cellular telephone systems.

  The rapid growth in the demand for wireless communications has led to increased communication traffic and congestion of the historically assigned frequency bands. At the same time, as new wireless communications technologies proliferate, users of wireless services want to send ever increasing amounts of data at ever greater transmission rates over wireless networks. These communications require greater bandwidth, which is primarily available at higher frequencies. For example, while cellular telephones operate at frequencies of 800 to 960 Mhz, handsets used in emerging worldwide PCS/PCN services operate at frequencies above 1.8 Ghz. The migration to higher frequency bands requires significant investment in wireless infrastructure. In addition, digital radio transceivers, utilizing millimeter-wave frequencies, are increasingly being used in place of land lines as a more economical means to link base stations in a cellular telephone or PCS/PCN system to the central switching office.

  The Company believes that the new and emerging applications of wireless technology will operate at even higher frequencies. The chart below identifies some of the wireless applications according to the relative frequencies currently assigned to them.

                           [BAR CHART APPEARS HERE]

  As the wireless communications industry has grown, competition among wireless OEMs has become increasingly intense. Consumers are demanding products that are smaller, less expensive and provide longer battery life, and demanding continual improvements, leading to shorter product design and manufacturing cycles. The Company believes that similar trends will characterize emerging wireless technology applications such as GPS, wireless cable TV, RF identification tags, wireless LAN and automotive collision avoidance systems.

  GaAs and ceramic technologies have emerged as effective means to accommodate these higher frequency applications. GaAs technology for MMICs is an effective alternative or complement to silicon solutions for many wireless applications at higher frequencies. GaAs has inherent physical properties that allow its electrons to move up to five times faster than those of silicon. Also, the GaAs substrate is semi-insulating whereas silicon is conductive. The higher electron mobility provides for improved electrical performance at higher frequencies versus silicon and also results in improved power efficiency and consequently longer battery life. The semi-insulating properties of GaAs permit integration in a single device of numerous functions which currently cannot be realized effectively in silicon-based MMICs, thereby permitting further miniaturization with GaAs.

  Ceramic material is an electrically passive medium that may be used for low loss RF components. Certain ceramic materials exhibit high dielectric constants which allow more compaction by reducing the electrical wavelengths within the material enabling miniaturization. Filter technology is increasingly important as handsets are developed to operate within narrower bands of the frequency spectrum. Wireless handset manufacturers use ceramic filters to reduce out-of-band noise. Dielectric resonator filters, dielectric resonators, ferrites and coaxial resonators, such as those manufactured by the Company, are used in cellular and PCS/PCN handset and infrastructure equipment for a variety of filtering and other purposes.

THE ALPHA STRATEGY

  The Company's objective is to be a leading supplier of a broad and complementary selection of GaAs RF, microwave and millimeter wave MMICs, ceramic products, silicon discrete semiconductors, and microwave and millimeter wave components and subsystems used in both infrastructure and handheld equipment for the wireless communications industry. Key elements of the Company's strategy are:

  . Leverage Process Technologies in GaAs, Ceramic and Silicon. The Company uses its extensive experience in vertically integrated process technologies for GaAs MMICs, ceramic products and silicon discrete semiconductors to capitalize on the demand in the wireless communications markets for smaller and more power efficient products. The Company addresses smaller size and power efficiency by integrating more discrete components and functions onto its GaAs MMICs. It utilizes high dielectric ceramic materials to reduce size and improve performance. For example, the Company's ceramic products are widely used in cellular base stations due to their size and performance. In addition, its GaAs MMICs are well suited for amplification, switching and control functions in wireless handsets where power, size and efficiency are important considerations.

  . Offer a Broad Array of Products Across the Frequency Spectrum. The Company offers a broad array of products in GaAs, ceramic and silicon that address a wide portion of the wireless communications frequency spectrum, including RF, microwave and millimeter wave. This enables the Company to offer an increasing portion of the "footprint" in wireless communications handheld and infrastructure equipment. Wireless OEMs therefore have the opportunity to satisfy an increasing percentage of their component needs from the Company.

    The Company gained extensive experience in the design and manufacture of millimeter wave MMICs and ceramic products in prior years as a military subcontractor. As a result, the Company believes that it is currently well-positioned in the commercial industry as higher frequencies are increasingly used in emerging applications of wireless technologies, such as PCS/PCN infrastructure equipment, wireless cable TV and automotive collision avoidance systems. Furthermore, the Company's experience with millimeter wave technologies and processes has enhanced its ability to offer microwave frequency products which demand less rigorous design and manufacturing processes than those required for the higher frequency millimeter wave products.

  . Become a High Volume, Low Cost Manufacturer. The Company believes that large volume product orders offer opportunities for economies of scale and improved margins. The Company currently utilizes its internal wafer fabrication facilities in Woburn, Massachusetts and one external foundry to satisfy its GaAs MMIC processing requirements. As the Company develops new GaAs products and demand increases, it will continue to migrate manufacturing to its internal fabrication facilities, where capacity currently exists, in order to reduce costs and improve operating margins. However, the Company will continue to use external fabrication facilities when dual sourcing is advantageous or when outsourced capacity is needed for established product designs.

    In ceramics, the Company attempts to assure consistency, reproducibility and low costs through a vertically integrated manufacturing process, from formulating and blending raw materials, through forming, firing and finishing the final products. By controlling the critical processes and tightly coupling the materials process with design and fabrication, the Company is able to offer ceramic products which enhance the electrical performance of the customers' circuit design.

    The Company has invested in design automation and has developed high volume testing systems and production processes to maintain high manufacturing yields. The Company pursues continuous improvements in all phases of its operations, and its Woburn, Massachusetts facility is ISO 9001 certified.

  . Supply Worldwide Industry Leaders; Respond to Need for Rapid Design Cycle Times. The Company focuses its sales and marketing efforts on the dominant OEMs and their principal suppliers in the wireless communications industry to secure orders for high volume, application specific products. These OEMs currently include Motorola, Nokia, Ericsson and AT&T. The Company continues to develop close relationships with its customers. By remaining in close contact with design engineering, manufacturing, purchasing and project management of its customers, the Company can better anticipate its customers' needs, rapidly develop customer specific solutions based upon the Company's core technologies and successfully design the Company's solutions into the customers' final products. The Company also strives to capitalize on its design experience, process technology and efficient wafer fabrication and ceramic production capabilities to quickly develop prototypes that can be ready for testing, demonstrating rapid design cycle time.

PRODUCTS AND MARKETS

  The Company has one of the wireless communications industry's broadest selections of RF front-end products serving a number of functions and a wide range of applications, including cellular and PCS/PCN handsets, base stations and digital radio links, pagers, specialized mobile radio, wireless data services, GPS, DBS TV, wireless cable TV, RF identification tags and automotive collision avoidance systems.

  The Company's products serve the following functions:

    Amplification. Wireless communications systems require signal amplification in both the receive and transmit sections of the system. Of critical importance in the receive function is the ability to amplify the relatively weak incoming signal without adding background noise. GaAs MMIC amplifiers contribute less noise than silicon amplifiers at frequencies above 1 GHz. This advantage becomes even greater at higher frequencies. The transmit and receive functions must use power efficiently because battery life is a critical system feature in portable applications. GaAs products can operate at lower supply voltages and provide superior power efficiency when compared to silicon components.

    Switching and Control. Wireless communications equipment must route or adjust signal levels efficiently between the receiver and transmitter and other processing devices. This routing is typically accomplished with high speed switching components. As signals pass through these switches, the quality and strength of the signal can be degraded, resulting in a loss of signal power. The semi-insulating properties of GaAs MMIC structures used by the Company provide lower insertion loss and improved isolation in comparison to comparable silicon products and therefore generally provide a better vehicle for integrated switching functions.

    Frequency Conversion. After an incoming signal is received, it is converted to a lower frequency for easier processing. Processed signals are also converted to higher frequencies before being transmitted. These "down conversion" and "up conversion" functions provide opportunities for GaAs MMIC solutions, particularly at higher frequencies. GaAs MMICs reduce signal interference and have power gain through these conversions.

    Filtering. Filtering is used to prevent unwanted frequencies from interfering with the frequencies which are carrying the relevant information. Wireless communications systems often have transmitters which operate at slightly different frequencies than the receivers and these signals must be kept separate. Wireless antennas can also pick up ambient background signals which must be filtered out from the receiver path. The Company's high performance dielectric and coaxial resonator filters perform these functions in both base stations and handsets.

    Oscillation. Oscillators are used to generate the radio frequencies which are used in wireless communications. They are part of the frequency conversion function which uses "up conversion" to convert voice and data information up to radio frequencies for transmission and "down conversion" to convert them back down for digital signal processing in the receivers. The Company's ceramic coaxial resonators and discrete semiconductors are used to accurately define and control the frequency of oscillation.

  These functions, along with all of the functions in a typical cellular handset, are identified in the diagram below.

        [ART OF TYPICAL WIRELESS COMMUNICATIONS HANDSETS APPEARS HERE]

  The Company categorizes its product lines and core technologies as follows:

                    .  RF, Microwave and Millimeter Wave MMICs
                    .  Ceramic Products
                    .  Discrete Semiconductors
                    .  Millimeter Wave Components and Subsystems

  The chart below identifies the major markets currently served by each of the Company's product lines. In addition, the Company's products serve other wireless markets.







                                    [CHART]







--------
(1) These applications do not utilize millimeter wave components and subsystems.

  RF, Microwave and Millimeter Wave MMICs. The Company designs and manufactures RF, microwave and millimeter wave MMICs in GaAs that integrate numerous functions performed by discrete semiconductors. The functions of the Company's GaAs MMICs include amplification, switching and control and frequency conversion of signals in the radio transceiver portion of wireless communications systems. In wireless voice and data applications, the Company's GaAs MMICs are used in the handheld unit, base station transceivers and point to point radio links between the base station and local wireline network. The Company's millimeter wave MMICs connect transmissions between base stations, including the local wireline PBX switching office. The Company believes that this function is growing in importance, and that it will continue to do so as a greater percentage of the higher frequency spectrum is allocated to accommodate the increase in wireless communications traffic.

  Ceramic Products. The Company's ceramic products play a critical role in the signal selection, or filtering process, that is essential to processing communications signals. The physical properties of ceramic materials are suitable for power efficiency and miniaturization. The Company is a major supplier of miniature ceramic antennas to manufacturers of GPS receivers, particularly for compact handheld units which are gaining popularity. Ceramic products are crucial in the frequency-determining portions of DBS TV receivers, radar detectors and intrusion alarms. They are also shrinking the size of cellular radio base station equipment.

  Discrete Semiconductors. The Company fabricates discrete surface mount semiconductors in both GaAs and silicon as stand alone components for specialized applications which are not addressed efficiently by MMICs. Silicon technology continues to be used for discrete semiconductors when circuit integration is not possible or for certain applications for which the properties of silicon material provide better performance. Discrete semiconductors are used for amplification, switching and control and frequency conversion in base stations, transmitters and receivers of cellular handsets.

  Millimeter Wave Components and Subsystems. Millimeter wave applications operate above the microwave frequency range, primarily between 20 Ghz and 300 Ghz. The Company has been an industry leader in the design and manufacture of millimeter wave components and subsystems for military and defense related applications. This experience established the Company's advanced millimeter wave MMIC capability. It also provides the Company with technological and cost advantages in commercial applications, such as PCS/PCN and cellular telephone infrastructure equipment. The Company manufactures MMIC based amplifiers, transmitters and receivers, as well as single function components such as Gunn oscillators, mixers, isolators and circulators for commercial applications, including PCS/PCN radio equipment, and in emerging markets for intelligent automobile cruise control and collision avoidance systems.

CUSTOMERS

  The Company's customers include leading OEMs and their principal suppliers in the wireless communications industry. During the first six months of fiscal 1996, approximately 81% of the Company's new orders were from OEMs and their suppliers for commercial products, and the remaining 19% of new orders were for use in a wide variety of military and defense related systems. The Company anticipates that the percentage of the Company's sales attributable to military and defense related systems will continue to decline for the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." During such period, the Company's direct sales to Motorola, Ericsson, Nokia and AT&T, in the aggregate, accounted for approximately 18% of the Company's sales. The Company's direct sales to six other customers, believed by the Company to be among the suppliers to these four OEMs, accounted for an additional 8% of the Company's sales during such period. For the first six months of fiscal 1996, direct sales to Motorola, excluding sales to its suppliers, accounted for approximately 9.8% of the Company's sales. Direct sales to no one customer accounted for in excess of 10% of the Company's sales during fiscal 1995 or the first six months of fiscal 1996.

  One of the Company's major stockholders, which owns approximately 20% of the Company's outstanding Common Stock (prior to giving effect to the offering contemplated hereby), is a significant customer of the Company, accounting for approximately 3.7% of the Company's sales for the first six months of fiscal 1996. The Company believes that all transactions with this stockholder have been negotiated at arms-length and have been on terms and conditions no less favorable to the Company than the Company could obtain in transactions with independent third parties.

SALES AND MARKETING

  The Company sells its products through independent manufacturers' representatives and through a direct sales staff. The Company currently has 14 domestic and 21 international independent manufacturers' representative organizations. The Company's 26 person direct sales and marketing staff manages the manufacturers' representatives on a regional basis and provides sales direction and support to the manufacturers' representatives. The direct sales staff also manages key customer accounts and worldwide customer support.

  The Company believes that the technical and complex nature of its products and markets demands an extraordinary commitment to close ongoing relationships with its customers. The Company strives to remain in close contact with its customers' design, engineering, manufacturing, purchasing and project management. The Company employs a team approach in developing such relationships, combining the support of design and applications engineers, manufacturing personnel, sales and marketing staff and senior management. The Company's objective in developing such relationships is to become an extension of the customer's design department. With a more comprehensive understanding of its customers' requirements for current products and plans for future applications, the Company believes it enhances its opportunities for design wins.

COMPETITION

  The Company competes on the basis of price, performance, quality, reliability, size, ability to meet delivery requirements and customer service and support. The Company experiences intense competition worldwide from a number of multinational companies that offer a variety of competitive products and broader product lines, and which have substantially greater financial resources and production, marketing, manufacturing, engineering and other capabilities than the Company. The Company also faces competition from a number of smaller companies. In addition, the Company's customers, particularly its largest customers, may have or could acquire the capability to develop or manufacture products competitive with those that have been or may be developed or manufactured by the Company. The Company's future operating results may depend in part upon the extent to which these customers elect to purchase from outside sources rather than develop and manufacture their own systems. There can be no assurance that such customers will rely on or expand their reliance on the Company as an external source of supply. See "Risk Factors--Competition."

  The production of GaAs MMICs is, and the Company believes will continue to be, more costly than the production of silicon devices. As a result, the Company must offer devices which provide superior performance to that of silicon for specific applications in order to be competitive with silicon devices. There can be no assurance that the Company's GaAs MMICs will be able to provide such superior performance.

  The Company expects its competitors to continue to improve the performance and lower the price of their current products and to introduce new products or new technologies with enhanced functionality and new features. The Company expects to continue to experience significant price competition that may adversely affect its gross margins and its operating results. The Company believes that to remain competitive, it will continue to be required to expend significant resources on, among other things, new product development and enhancements, as well as manufacturing efficiencies to reduce costs. There can be no assurance that the Company will be able to compete successfully in the future.

MANUFACTURING

  The Company has extensive expertise in manufacturing process technologies for GaAs MMICs, discrete silicon semiconductors and ceramic products. The Company's manufacturing operations are vertically integrated and the Company attempts to control all critical steps in the manufacturing process in order to shorten product design and manufacturing cycles, improve product quality and reliability and reduce costs. In its Woburn, Massachusetts facility, the Company designs, fabricates, tests and assembles GaAs MMICs, discrete silicon semiconductors and components and subsystems. The Company's ceramic manufacturing facility controls formulation, powder preparation, forming, firing and finishing, as well as value-added assembly of its products. The Company seeks to implement statistical process control and similar methods throughout its operations as a means to monitor and improve product quality. Many of the Company's manufacturing process technologies are proprietary.

  The Company's Woburn, Massachusetts design and manufacturing processes were certified as ISO 9001 compliant in 1994. In addition, the Company has successfully passed intensive audits by its major customers, Motorola, Nokia, Ericsson and AT&T. The Company emphasizes intensive personnel training and management support. Employees participate in 50 or more hours of classroom training each year.

  The Company has in-house assembly capabilities but also uses several subcontractors in Asia to package and wirebond very large volume orders of integrated circuits. Although it is the Company's policy to have at least two assembly houses located in different countries for each assembly process, at times the Company is unable to achieve this goal because of minimum volume requirements, service quality issues or other factors. After assembly, the packaged products are returned to the Company for final testing in the Company's automated production test facilities. The Company monitors the processes of each subcontractor, reviewing the subcontractor's quality system, production process, statistical and reliability program on an ongoing basis. The Company's policy is to utilize, whenever possible, ISO 9001 certified and Semiconductor Assembly Counsel

("SAC") certified subcontractors or those subcontractors who are currently pursuing SAC registration. A reduction or interruption in the performance of assembly services by subcontractors or a significant increase in the price charged for such services by subcontractors could adversely affect the Company's operating results. See "Risk Factors--Dependence on Assembly Contractors."

  The fabrication of GaAs MMICs and semiconductor products is highly complex and sensitive to dust and other contaminants, requiring production in a highly controlled, clean environment. Minute impurities, difficulties in the fabrication process or defects in the masks used to print circuits on the wafer can cause a substantial percentage of the wafers to be rejected or numerous die on each wafer to be nonfunctional. The less mature stage of GaAs technology relative to silicon leads to somewhat greater difficulty in controlling parametric variations, thereby yielding fewer good die per wafer. In addition, the more brittle nature of GaAs wafers can result in higher processing losses. To maximize wafer yield and quality, the Company tests its products at various stages in the fabrication process, maintains continuous reliability monitoring and conducts numerous quality control inspections throughout the entire production flow using analytical manufacturing controls. See "Risk Factors--Manufacturing Risks: Product Quality, Performance and Reliability."

  The Company's operation of its own wafer fabrication facility entails a high degree of fixed costs. Such fixed costs consist primarily of occupancy costs for the manufacturing facilities, investments in manufacturing equipment, repair, maintenance and depreciation costs related to such equipment and fixed labor costs related to manufacturing and design and process engineering.

  The raw materials and equipment used in the production of the Company's products are available from several suppliers and the Company is not dependent upon any sole source of supply. However, the Company does procure certain materials, components and services for its products from single or limited sources. Although, on occasion, shortages have occurred and lead times have been extended, the Company has not experienced any material difficulties in obtaining raw materials or equipment. A supplier's variation in raw materials could have a material adverse effect on the Company's business. If the Company were to change suppliers, the Company would have to requalify the components of such suppliers, causing potential delays. Also, prices could increase in connection with changes in suppliers. See "Risk Factors--Limited Sources of Materials and Services."

RESEARCH AND DEVELOPMENT

  The Company's research and development efforts are focused on the development of new products based upon its core technologies that will be marketed and sold through the Company's existing sales channels. The Company is seeking to improve existing product performance, reduce costs, and improve design and manufacturing processes. The Company's research and development is focused on creating application specific designs that fully incorporate its customers' system design goals, and on providing rapid design-cycle time, well-defined design rules and highly repeatable, stable processes. In developing new products, the Company utilizes a product platform concept, in which new products are based on the fundamental architectures of existing products.

  The Company developed much of its millimeter wave technology in connection with approximately 25 years of military and defense related contracts involving sophisticated millimeter wave semiconductor and ceramic products. The Company is using the techniques, processes and experience in millimeter wave technology developed in connection with these government programs for current and emerging commercial applications. In furtherance of the Company's research and development program, the Company will pursue and accept only those government, military and defense-related contracts that advance the Company's core technology for commercial applications in the wireless communications industry or offer high profit margin potential with low risk.

  The Company's research and development expenditures, including both Company-sponsored and customer-sponsored research and development, for fiscal 1993, 1994 and 1995 and the first six months of fiscal 1996, were $14.6 million, $13.8 million, $12.4 million and $6.8 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The wireless communications market is subject to rapid technological change, frequent new product introductions and enhancements, product obsolescence, changes in end-user requirements and evolving industry standards. The Company's ability to be competitive in this market will depend in significant part upon its ability to successfully develop, introduce and sell new products on a timely and cost effective basis that respond to changing customer requirements. See "Risk Factors--Product and Process Development and Technological Change."

GOVERNMENT REGULATIONS

  Wireless communications are subject to extensive regulation by the laws of the United States and other countries and international treaties. The Company's products are incorporated into OEM final products which must conform to a variety of domestic and international requirements established, among other things, to avoid interference among users of wireless devices and to permit interconnection of equipment. Every country has a different regulatory process. Regulatory bodies worldwide are continuing the process of adopting new standards for wireless communication products. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the installation of wireless communications systems incorporating the Company's products by its customers, which in turn may have a material adverse effect on the sale of products by the Company to such customers. The Company is also affected to the extent that domestic and international authorities regulate the allocation of the radio frequency spectrum and impose technical standards. Equipment to support new services can be marketed only if permitted by suitable frequency allocations and regulations, and the process of establishing new regulations is complex and lengthy. Failure by the regulatory authorities to allocate suitable frequency spectrum could delay the expansion of the market potential for the Company's products.

  The regulatory environment in which the Company operates is subject to change. Regulatory changes, which are affected by political, economic and technical factors, could significantly impact the Company's operations by restricting development efforts by the Company's customers, making current systems obsolete, expanding market opportunities for the Company's competitors, or otherwise increasing the opportunity for additional competition. Any such regulatory changes, including changes in the allocation of available spectrum, could have an effect on the Company's business and operating results, which effect could be material and adverse. See "Risk Factors--Government Regulation of Communications Industry."

INTELLECTUAL PROPERTY

  The Company believes that the success of its business will depend more on the technical competence, creativity and manufacturing and marketing abilities of its employees than on patents, trademarks and other intellectual property rights. The Company's objective is to foster continuing technological innovation to maintain and protect its competitive position. Nevertheless, the Company has a policy of seeking patents when appropriate on inventions resulting from its ongoing research and development and manufacturing activities.

  The Company relies primarily on trade secret laws, confidentiality procedures and licensing arrangements to protect its intellectual property rights. The Company enters into confidentiality and nondisclosure agreements with its service providers, customers, employees and others, and attempts to limit access to and distribution of its proprietary information. However, there can be no assurance that such measures will adequately protect the Company's trade secrets or other proprietary information, that disputes with respect to the ownership of its intellectual property rights will not arise, that the Company's trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. See "Risk Factors--Difficulty in Protecting Intellectual Property."

  Although there are no pending lawsuits against the Company regarding infringement of any existing patents or other intellectual property rights, the Company from time to time is notified of claims that the Company may be infringing patent, trademark, mask work, copyright or other proprietary rights of third parties. Furthermore, there can be no assurance that such infringement claims will not be asserted by third parties in the future with respect to the Company's products or that the Company's products will not infringe patent, trademark, mask work, copyright or other proprietary rights of third parties. The Company may seek to obtain licenses from third parties under such rights or may attempt to develop non-infringing technology. There can be no assurance that the Company will obtain any such licenses upon acceptable terms or that the Company would be successful in developing such non-infringing technology. The Company's involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and know how could have a material adverse effect on the Company's business. Adverse determinations in any litigation could subject the Company to significant liability to third parties, require the Company to seek licenses from third parties and prevent the Company from manufacturing and selling its products. Any of these situations could have a material adverse effect on the Company's business. See "Risk Factors-- Intellectual Property Claims."

EMPLOYEES

  As of September 30, 1995, the Company had approximately 930 employees, including 630 in manufacturing, 160 in engineering, research and development, 65 in marketing and sales, and 75 in administration and finance. None of the Company's employees is represented by a collective bargaining agreement, nor has the Company experienced any work stoppage. The Company considers its relations with its employees to be good.

FACILITIES

  The Company's corporate headquarters and its MMIC, discrete semiconductor, and components and subsystems operations occupy a 158,000 square foot facility owned by the Company in Woburn, Massachusetts. At the Woburn facility, approximately 108,000 square feet are devoted to design, development and manufacture of MMICs, discrete semiconductors, and components and subsystems. The Woburn facility includes a 6,000 square foot class 100 clean room (no more than 100 particles larger than 0.5 microns in size per cubic foot of air), a 6,000 square foot class 10,000 clean room (no more than 10,000 particles larger than 0.5 microns in size per cubic foot of air) and a 6,000 square foot class 100,000 clean room (no more than 100,000 particles larger than 0.5 microns in size per cubic foot of air).

  The Company owns a 92,000 square foot facility in Adamstown, Maryland which is the Company's primary ceramic products manufacturing facility. In addition, the Company leases an approximate 33,000 square foot facility in Frederick, Maryland to provide additional manufacturing capacity for dielectric resonator filters. This lease expires in August 1997. The Company also leases a 7,200 square foot facility in Marly, France, which lease expires in 2008, and rents a 3,600 square foot facility in Milpitas, California on a month-to-month basis. The facilities in France and California are also utilized in the Company's ceramic products manufacturing operations.

  The Company is currently operating slightly more than one shift at the Woburn, Massachusetts facility, and intends to add a full second shift before the end of 1995. The equipment is generally utilized in the facility at approximately 40% of capacity based on an assumed three shift, five day per week operation. The Company intends to use a portion of the proceeds of this offering to acquire additional MMIC production equipment and to upgrade its wafer fabrication facilities in order to increase production capacity. With this additional manufacturing equipment, the Company believes that this facility will meet production capacity requirements over the next two to three years. The Company also believes that available capacity at its Woburn facility provides it with significant opportunities to improve operating margins by adding additional shifts, without significantly increasing manufacturing fixed costs, as sales volumes increase. See "The Alpha Strategy." The Company believes additional manufacturing capacity is needed to meet current demand for ceramic products and intends to use a portion of the net proceeds of this offering to expand its ceramic manufacturing capacity in Maryland. See "Use of Proceeds."

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company are as follows:

   NAME                      AGE POSITION
   ----                      --- --------
   George S. Kariotis.......  72 Chairman of the Board of Directors
   Martin J. Reid...........  54 Director, President and Chief Executive Officer
   David J. Aldrich.........  38 Vice President, Chief Financial Officer and
                                 Treasurer
   P. Daniel Gallagher......  51 Vice President
   Thomas C. Leonard........  61 Vice President
   Joseph J. Alberici.......  39 Vice President, President and Chief Executive
                                 Officer of Trans-Tech, Inc.
   Paul E. Vincent..........  48 Controller
   Arthur Pappas............  59 Director
   Raymond Shamie...........  74 Director
   Sidney Topol.............  70 Director
   Charles A. Zraket........  71 Director

  The Company's Restated Certificate of Incorporation and Amended and Restated By-Laws provide for the division of the Board of Directors into three classes, each having a staggered three-year term of office. The term of one class expires each year. At each annual meeting of the stockholders following the initial classification, the directors elected to succeed those directors whose term expire are designated as being the same class as the directors they succeed and are elected to hold office until the third succeeding annual meeting. Directors may be removed only for cause at a stockholders' meeting upon the vote of stockholders holding a majority of the Company's Common Stock, or upon the vote of a majority of the directors then in office.

  George S. Kariotis was Chairman of the Board and Chief Executive Officer from 1962 when the Company was founded until 1978, and, from 1974 to 1978, he was also Treasurer of the Company. From 1979 to 1983, Mr. Kariotis was the Secretary of Manpower Development and Economic Affairs for the Commonwealth of Massachusetts. He was re-elected Chairman of the Board of the Company in 1983 and Chief Executive Officer in 1985. Mr. Kariotis resigned as Chief Executive Officer in July 1986 while he campaigned for public office. He resumed his position as Chief Executive Officer in November 1986, and served in that capacity until 1991.

  Martin J. Reid was a Vice President of the Company from 1975 to 1981, and from 1981 to 1985, he was a Senior Vice President of the Company. Mr. Reid was elected President, Chief Operating Officer and became a Director in 1985. He was elected acting Chief Executive Officer in July 1986 while Mr. Kariotis campaigned for public office, and relinquished that position and resumed his position as Chief Operating Officer in November 1986 after Mr. Kariotis' campaign. Mr. Reid was elected to the position of Chief Executive Officer in 1991.

  David J. Aldrich joined the Company in 1995 as Vice President, Chief Financial Officer and Treasurer. From 1989 to 1995, Mr. Aldrich held several positions at M/A-COM, Inc., including Manager Integrated Circuits Active Products, Corporate Vice President Strategic Planning, Director of Finance and Administration, and Director of Strategic Initiatives with the Microelectronics Division. Prior to joining M/A-COM, Inc., Mr. Aldrich was Controller with Adams Russell Electronics Company from 1984 to 1989 and a project leader for a NASA satellite communications program with Space Communications Company (a Fairchild Industries and Contel Inc. Partnership) from 1981 to 1983. Mr. Aldrich is a director of CableMaxx, Inc., a wireless cable television service provider.

  P. Daniel Gallagher joined the Company in 1989 as Director of Device Operations of the Company's Devices Group, and was elected Vice President in 1990. Previously, he held a series of engineering and marketing positions at M/A-COM, Inc., beginning with his initial assignment as a semiconductor engineer in 1968. He was appointed a Vice President of Marketing of M/A-COM, Inc. in 1980, and in his last assignment he was the Vice President-General Manager of the M/A-COM, Inc. Lowell Semiconductor Operation. Mr. Gallagher began his career in 1966 with ITT UK as a semiconductor process engineer.

  Thomas C. Leonard joined the Company in 1992 as General Manager of the Components and Systems Division. He became the General Manager of Operations for the Alpha Microwave Division effective January 1994 and was elected a Vice President in 1994. Mr. Leonard has over 30 years experience in the microwave industry, having held a series of general managerial and marketing positions at M/A-COM, Inc., from 1972 to 1992 and prior to 1972 at Varian Associates and Sylvania.

  Joseph J. Alberici joined Trans-Tech, Inc., a subsidiary of the Company, in 1987 and has held several positions with Trans-Tech, Inc., including Vice President of Marketing and New Products, Executive Vice President and Chief Operating Officer. He has been President and Chief Executive Officer of Trans-Tech, Inc. since 1992 and was elected Vice President of the Company in 1994. Prior to 1987, Mr. Alberici was Plant Manager of the Microwave Products Division for MuRata Erie NA. In addition, from approximately 1974 to 1979, Mr. Alberici held several engineering positions with Lambda Electronics and American Technical Ceramic.

  Paul E. Vincent has held his position as Controller since he joined the Company in 1979.

  Arthur Pappas, a Director of the Company since 1988, was a founder and, from 1969 to 1979, Vice President Finance and Operations of Datel Systems, Inc., a manufacturer of data conversion products. Mr. Pappas was a founder and, from 1980 to 1984, President of Power General Corporation, a manufacturer of switching power supplies. Mr. Pappas then founded and from 1985 to 1988 was Chairman of Metra-Byte Corporation, a manufacturer of measurement and control products for personal computers. Most recently, Mr. Pappas founded and since 1994 has been Chairman of Astrodyne Corporation, a manufacturer of power supplies.

  Raymond Shamie, a Director of the Company since 1985, was President of Shamie Management Corporation from 1986 to 1995. Prior to 1986, Mr. Shamie was Chairman of the Board and Chief Executive Officer of Metal Bellows Corporation, a manufacturer of pressure sensing and fluid control systems for aerospace and nuclear applications.

  Sidney Topol, a Director of the Company since 1992, is a Director of Scientific Atlanta, Inc., a manufacturer of satellite communications and cable television equipment, and Wandel and Golterman Technologies, Inc., a manufacturer of test instruments. Mr. Topol has been President of The Topol Group, Inc., a consulting company, since 1989. Mr. Topol was President of Scientific Atlanta, Inc. from 1971 to 1983, Chief Executive Officer from 1975 to 1987, and Chairman of the Board from 1978 to 1990. Prior to 1971, Mr. Topol held various executive positions with Raytheon Company for 22 years.

  Charles A. Zraket became a Director of the Company in September 1995. From 1958 until 1990, Dr. Zraket was employed in various capacities, most recently as President and Chief Executive Officer, by the MITRE Corporation, a not-for-profit research and systems engineering organization. Dr. Zraket currently is a trustee of the MITRE Corporation, Northeastern University, Beth Israel Hospital, the Hudson Institute and Chairman of the Computer Museum in Boston. He is also a Director of Wyman-Gordon Corporation.

                         DESCRIPTION OF CAPITAL STOCK
                               AND OTHER MATTERS

  The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $.25 par value per share.

  The following descriptions of the capital stock and certain additional charter provisions relating to changes in control and directors' liability, are qualified in their entirety by reference to the Company's Restated Certificate of Incorporation and Amended and Restated By-Laws.

COMMON STOCK

  The issued and outstanding shares of Common Stock are validly issued, fully paid and non-assessable. The Common Stock offered hereby, when issued and sold as contemplated by this Prospectus, will be validly issued, fully paid and non-assessable.

  The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company. The holders of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may determine. For a description of contractual limitations on the Company's ability to pay dividends, see "Dividend Policy." The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or, except as described under "Rights Distribution," below, subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities.

  At September 30, 1995, 7,808,722 shares of Common Stock were outstanding and held of record by approximately 1,200 stockholders. Options to purchase an aggregate of 849,222 shares of Common Stock were also outstanding at September 30, 1995.

WARRANT

  As of September 30, 1995, the Company had outstanding an immediately exercisable warrant to purchase 50,000 shares of Common Stock, at an exercise price of $3.75 per share. This warrant is held by Silicon Valley Bank and expires on April 1, 1999. In the event that the Company registers any of its securities under the Securities Act, Silicon Valley Bank has the right to require the Company to register the shares issuable pursuant to the warrant, subject to certain limitations, as set forth in the warrant. These registration rights have been waived with respect to this offering.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar of the Common Stock is BancBoston State Street Investor Services.

ADDITIONAL CHARTER PROVISIONS

  The Company's Restated Certificate of Incorporation and Amended and Restated By-Laws include several provisions which may render more difficult an unfriendly tender offer, proxy contest, merger or change in control of the Company. See "Risk Factors--Impediments to Changes in Control."

  The Company's Restated Certificate of Incorporation provides (i) for the classification of the Board of Directors into three classes with staggered terms of office, (ii) that all stockholder action must be taken at a stockholders' meeting, thereby eliminating the right to take action by written consent of the holders of 51% of the outstanding Common Stock, (iii) that the affirmative vote of the holders of 80% of the Company's outstanding voting stock is necessary to approve a merger or consolidation, a sale, lease, exchange, mortgage, pledge or other disposition of substantially all of the Company's assets, or the issuance or transfer of securities or assets of the Company having a fair market value exceeding $500,000 in exchange for securities of another business entity, unless such transaction is approved by a majority of the directors who held office prior to the time a person or entity proposing such a transaction became the beneficial owner of 5% of the outstanding stock of the Company and (iv) that 80% of the number of outstanding shares of Common Stock is required to amend these provisions in the Restated Certificate of Incorporation. The Restated Certificate of Incorporation also requires business combinations involving the Company and any holder (including affiliates, associates and others who may be acting in concert with such holder) of more than 20% of the voting power of the Company's outstanding capital stock (a "Related Person") to be approved by the holders of 90% of the outstanding voting stock of the Company, unless (i) the business combination is approved by a majority of the members of the Board of Directors who are unaffiliated with the Related Person and who were members of the Board of Directors at the time the Related Person became a Related Person ("Continuing Directors") or successor directors recommended by such Continuing Directors who are also unaffiliated with the Related Person, and (ii) certain minimum price requirements and other conditions are met. Amendment of the "fair price provision" may be effected only by a vote of the holders of 90% or more of all of the Company's outstanding shares of voting stock.

  The Company's Amended and Restated By-Laws do not authorize stockholders holding a majority of the Company's outstanding voting stock to call a special meeting of stockholders. Special meetings of stockholders may only be called by the President or by the Board of Directors. The Amended and Restated By-Laws also provide that directors may be removed only for cause.

  Options issued under the Company's 1986 Long-Term Incentive Plan and the 1994 Non-Qualified Stock Option Plan for Non-Employee Directors are subject to vesting schedules ranging from one to five years. However, such options become immediately exercisable upon a change in control of the Company.

RIGHTS DISTRIBUTION

  In 1986, the Board of Directors declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock held of record on December 5, 1986 or issued thereafter prior to the "Separation Time," as defined below. After December 5, 1986 and for so long as the Rights are not transferable separately from the Common Stock, one Right is deemed to be delivered with each share of Common Stock issued or transferred by the Company, including shares of Common Stock issuable in this offering and under the Company's Savings and Retirement Plan, Employee Stock Purchase Plan, 1994 Non-Qualified Stock Option Plan for Non-Employee Directors and the 1986 Long-Term Incentive Plan.

  The "Separation Time" is the close of business on the earlier of (i) the tenth business day (or such earlier or later date not beyond the thirtieth day as the Board of Directors may decide) (a "Flip-in Date"), after the announcement that a person has acquired 10% or more of the outstanding Common Stock of the Company (or that a person already owning 10% has acquired any more Common Stock) (an "Acquiring Person") or (ii) the tenth business day (or such later date as the Board of Directors may decide) after any person commences a tender or exchange offer to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock. Until the Separation Time, the Rights will be evidenced solely by the Common Stock certificates and may be transferred only with the Common Stock.

  After the Separation Time, the Rights become exercisable and may be transferred independently of shares of Common Stock, and separate certificates evidencing the Rights will be mailed to stockholders. The Rights will expire on the earlier of (i) December 5, 1996, or (ii) the date on which the Rights are redeemed.

  Commencing after a Flip-in Date has occurred, the holders of Rights, except the Acquiring Person, are entitled to purchase that number of shares of the Company's Common Stock having a market value equal to twice the exercise price of $30 per share (the "Exercise Price"). However, in lieu of the right to purchase shares of the Company's Common Stock at an effective 50% discount, the Board of Directors of the Company may elect to issue one share of Common Stock for each Right held by each holder other than the Acquiring Person.

  After an Acquiring Person has become such and prior to the expiration of the Rights, the Company may not (i) consolidate or merge with any other person,
(ii) sell or otherwise transfer to any other person more than 50% of the Company's assets, or assets generating more than 50% of the Company's operating income or cash flow, (iii) engage in certain self-dealing transactions with Acquiring Persons, or (iv) permit certain events to occur when there is an Acquiring Person, if at the time of such merger, sale or self-dealing transaction the Acquiring Person controls the board of directors and, in the case of merger, will receive different treatment than other stockholders, unless in any such case provision is made so that each holder of a Right will thereafter have the right to receive, at the then current Exercise Price, a number of shares of common stock of the Acquiring Person engaging in the transaction having a market value equal to two times the Exercise Price of the Right.

  The Rights may be redeemed by the Company for $.05 per Right, either in cash or in Common Stock, at any time prior to the close of business on a Flip-in Date.

  The provisions in the Restated Certificate of Incorporation and Amended and Restated By-Laws referred to above, and the authority under the 1986 Long-Term Incentive Plan to grant options with accelerated vesting schedules in the event of a change in control of the Company, as well as the authority of the Board of Directors to issue additional shares of Common Stock and accelerate the exercisability of the Rights could be used by the Board of Directors in a manner calculated to prevent the removal of management and make more difficult or discourage a change in control of the Company. The distribution of Rights and certain aspects of the foregoing provisions in the Company's Restated Certificate of Incorporation and Amended and Restated By-Laws were designed to afford the Board of Directors the opportunity to evaluate the terms of a takeover attempt without haste or undue pressure, advise stockholders of its findings, and to negotiate to protect the interests of all stockholders. See "Risk Factors--Impediments to Changes in Control."

LIMITATION OF DIRECTORS' LIABILITY

  The Company's Restated Certificate of Incorporation includes provisions (i) to eliminate the personal liability of the Company's directors to the Company or its stockholders for monetary damages resulting from breaches of their fiduciary duty (subject to certain exceptions, such as breach of the duty of loyalty to the Company or its stockholders) and (ii) to permit the Company to indemnify its directors and officers to the fullest extent permitted by law. The Company's Amended and Restated By-Laws include provisions for mandatory indemnification of its officers and directors provided certain conditions are met.

  The Company has directors' and officers' liability insurance.

                                 UNDERWRITING

  Montgomery Securities, Oppenheimer & Co., Inc. and Adams, Harkness & Hill, Inc. (the "Underwriters") have agreed, subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement"), to purchase from the Company the number of shares of Common Stock indicated below, opposite their respective names, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares if any are purchased.

                                                                        Number
   Underwriters                                                        of Shares
   ------------                                                        ---------
   Montgomery Securities..............................................
   Oppenheimer & Co., Inc.............................................
   Adams, Harkness & Hill, Inc........................................
                                                                       ---------
     TOTAL............................................................ 2,000,000
                                                                       =========

  The Underwriters have advised the Company that they propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a
concession of not more than $   per share; and the Underwriters may allow, and
such dealers may reallow, a concession of not more than $   per share to
certain other dealers. After the offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 300,000 additional shares of Common Stock solely to cover over-allotments, if any, at the same price per share as the initial 2,000,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  All of the directors and executive officers of the Company, holding an aggregate of 497,692 shares of Common Stock (including 396,400 shares of Common Stock issuable under stock options that are or will become vested as of 90 days from the date of this Prospectus), have agreed that they will not, without the prior written consent of Montgomery Securities, directly or indirectly, offer, sell, contract to sell, make any short sale, pledge, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of Common Stock, options to acquire shares of Common Stock or any securities convertible or exchangeable for shares of Common Stock, or publicly announce the intention to do any of the foregoing, for a period of 90 days after the day on which the registration statement including this Prospectus becomes effective by order of the Securities and Exchange Commission ("Effective Date"). In addition, the Company has agreed in the Underwriting Agreement that, without the prior written consent of Montgomery Securities, it will not issue, offer, sell, or grant shares of Common Stock or options to purchase such shares (other than options or shares granted or issued pursuant to the Company's 1986 Long-Term Incentive Plan, Savings and Retirement Plan, 1994 Non-Qualified Stock Option Plan for Non-Employee Directors, Employee Stock Purchase Plan) or otherwise dispose of the Company's equity securities, or any other securities convertible into or exchangeable for the Company's Common Stock or other equity securities for a period of 90 days after the first date that any shares of Common Stock are released for sale in the offering.

                                 LEGAL MATTERS

  The validity of the securities offered by the Company hereby has been passed upon for the Company by Brown, Rudnick, Freed & Gesmer, Boston, Massachusetts. A member of such firm is the Secretary of the Company and beneficially owns a nominal number of shares of Common Stock. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Foley, Hoag & Eliot, Boston, Massachusetts.

                                    EXPERTS

  The consolidated financial statements and schedules of Alpha Industries, Inc. and subsidiaries as of April 2, 1995 and April 3, 1994, and for each of the years in the three-year period ended April 2, 1995, have been incorporated by reference herein and in the registration statement to which this Prospectus relates in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to the adoption of Financial Accounting Standard Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" in fiscal 1994.

                                     ALPHA

  There is a collage of photographs showing a pager, a cellular telephone in use, a global positioning device in use and a number of the Company's products, including an antenna, component, MIMICs, semiconductors and ceramic material.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No dealer, sales representative or any other person has been authorized to give any information or make any representations other than those contained in this Prospectus in connection with the offering described herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates, or an offer to, or solicitation of, any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.

                              -------------------

                               TABLE OF CONTENTS

                              -------------------

                                                                          Page
                                                                          ----
Available Information....................................................   3
Incorporation of Certain Documents by
 Reference...............................................................   3
Prospectus Summary.......................................................   4
Risk Factors.............................................................   7
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  15
Price Range of Common Stock..............................................  15
Capitalization...........................................................  16
Selected Consolidated Financial Data.....................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  23
Management...............................................................  34
Description of Capital Stock and Other
 Matters.................................................................  36
Underwriting.............................................................  39
Legal Matters............................................................  40
Experts..................................................................  40

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                               2,000,000 SHARES


                             LOGO ALPHA INDUSTRIES

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                             Montgomery Securities

                            Oppenheimer & Co., Inc.

                         Adams, Harkness & Hill, Inc.

                                      , 1995


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   SEC Registration Fee............................................... $ 12,294
   NASD Filing Fee....................................................    4,224
   American Stock Exchange Listing Fee................................   17,500
   Blue Sky Fees and Expenses.........................................   25,000*
   Transfer Agent and Registrar Fees..................................    5,000*
   Accounting Fees and Expenses.......................................   20,000*
   Legal Fees and Expenses............................................  250,000*
   Printing and Engraving ............................................  100,000*
   Miscellaneous......................................................   15,982*
                                                                       --------
       TOTAL..........................................................  450,000*
                                                                       ========

--------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Article Tenth of the Company's Restated Certificate of Incorporation eliminates the personal liability of directors to the Company or its stockholders for monetary damages for breaches of their fiduciary duty (subject to certain exceptions, such as breaches of the duty of loyalty to the Company or its stockholders), and provides that the Company may indemnify its officers and directors to the full extent permitted by law. The Company's Amended and Restated By-Laws include provisions for mandatory indemnification of its officers and directors provided certain conditions are met. Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to indemnify directors, officers, employees or agents of the corporation in non-derivative suits if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, as determined in accordance with the Delaware General Corporation Law. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits or otherwise.

  Reference is hereby made to the caption "Description of Capital Stock and Other Matters--Limitation of Directors' Liability" in the Prospectus, which is a part of this Registration Statement.

  The effect of these provisions would be to permit such indemnification by the Company for liabilities arising under the Securities Act of 1933, as amended, to the extent permitted under the Act.

  Reference is hereby made to Section 10 of the Underwriting Agreement between the Company and the Underwriters, filed as Exhibit 1(a) to this Registration Statement, for a description of indemnification arrangements between the Company and the Underwriter.

ITEM 16. EXHIBITS

  See Exhibit Index following signature page.

ITEM 17. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes:

    (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
  Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (2) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective;

    (3) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Registrant's Amended and Restated By-Laws, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF WOBURN, COMMONWEALTH OF MASSACHUSETTS, ON OCTOBER 26, 1995.

                                         Alpha Industries, Inc.

                                                   /s/ Martin J. Reid
                                         By: __________________________________
                                           Martin J. Reid,
                                           President

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURES                      TITLE                 DATE

       /s/ George S. Kariotis         Chairman of the          October 26,
------------------------------------   Board                       1995
         GEORGE S. KARIOTIS

         /s/ Martin J. Reid           President, Chief         October 26,
------------------------------------   Executive Officer           1995
           MARTIN J. REID              and Director
                                       (Principal
                                       Executive Officer)

        /s/ David J. Aldrich          Vice President,          October 26,
------------------------------------   Treasurer and               1995
          DAVID J. ALDRICH             Chief Financial
                                       Officer (Principal
                                       Financial Officer)

        /s/ Paul E. Vincent           Controller (Chief        October 26,
------------------------------------   Accounting                  1995
          PAUL E. VINCENT              Officer)

         /s/ Arthur Pappas            Director                 October 26,
------------------------------------                               1995
           ARTHUR PAPPAS

         /s/ Raymond Shamie           Director                 October 26,
------------------------------------                               1995
           RAYMOND SHAMIE

          /s/ Sidney Topol            Director                 October 26,
------------------------------------                               1995
            SIDNEY TOPOL

       /s/ Charles A. Zraket          Director                 October 26,
------------------------------------                               1995
         CHARLES A. ZRAKET

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS GEORGE S. KARIOTIS, MARTIN J. REID AND DAVID J. ALDRICH, AND EACH OF THEM (WITH FULL POWER TO EACH OF THEM TO ACT ALONE), HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY OR ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS, OR ANY OF THEM, OR THEIR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

             SIGNATURES                      TITLE                 DATE

       /s/ George S. Kariotis         Chairman of the          October 26,
------------------------------------   Board                       1995
         GEORGE S. KARIOTIS

         /s/ Martin J. Reid           President, Chief         October 26,
------------------------------------   Executive Officer           1995
           MARTIN J. REID              and Director
                                       (Principal
                                       Executive Officer)

        /s/ David J. Aldrich          Vice President,          October 26,
------------------------------------   Treasurer and               1995
          DAVID J. ALDRICH             Chief Financial
                                       Officer (Principal
                                       Financial Officer)

        /s/ Paul E. Vincent           Controller (Chief        October 26,
------------------------------------   Accounting                  1995
          PAUL E. VINCENT              Officer)

         /s/ Arthur Pappas            Director                 October 26,
------------------------------------                               1995
           ARTHUR PAPPAS

         /s/ Raymond Shamie           Director                 October 26,
------------------------------------                               1995
           RAYMOND SHAMIE

          /s/ Sidney Topol            Director                 October 26,
------------------------------------                               1995
            SIDNEY TOPOL

       /s/ Charles A. Zraket          Director                 October 26,
------------------------------------                               1995
         CHARLES A. ZRAKET

                                 EXHIBIT INDEX

 EXHIBIT                                                             SEQUENTIAL
 NUMBER                                                               PAGE NO.
 -------                                                             ----------
  1(a)   Form of Underwriting Agreement.
  3(a)   Restated Certificate of Incorporation of the Registrant.
  3(b)   Amended and Restated By-Laws of the Registrant (filed as
         Exhibit 3(b) to the Registrant's Annual Report on Form
         10-K for the year ended March 29, 1992).                        *
  4(a)   Specimen Certificate of Common Stock.
  4(b)   Amended and Restated Rights Agreement dated as of               *
         November 24, 1986, as amended and restated July 3, 1990
         and as further amended September 9, 1990 and September
         24, 1990 between Registrant and The First National Bank
         of Boston, as Rights Agent. The July 3, 1990 restatement
         and the September 9, 1990 and September 24, 1990
         amendments were filed as Exhibit 4 to the Current Report
         on Form 8-K dated July 3, 1990 and Exhibits 4(a) and 4(b)
         to the Current Report on Form 8-K dated September 18,
         1990, respectively.
  4(c)   Stock Purchase Warrant for 50,000 shares of the                 *
         Registrant's Common Stock issued to Silicon Valley Bank
         as of April 1, 1994 (Filed as Exhibit 4(i) to the
         Quarterly Report on Form 10-Q for the quarter ended July
         3, 1994).
  5      Legal Opinion of Brown, Rudnick, Freed & Gesmer regarding
         legality of Common Stock.
 23(a)   Consent of Brown, Rudnick, Freed & Gesmer (contained in
         Exhibit 5).
 23(b)   Consent of Independent Auditors.
 24      Power of Attorney (contained in Part II of Registration
         Statement)

--------
* Not filed herewith, incorporated by reference to documents previously filed with the Commission.

                        DESCRIPTION OF GRAPHIC MATERIAL
                        -------------------------------


Page 24
-------

   Bar chart, entitled "Commercial Applications," illustrating various commercial wireless communications applications and the radio frequencies assigned to them.


Page 27
-------

   Diagram entitled "Typical Wireless Communications Handsets" depicting the basic circuitry of a typical wireless communications handset, indicating those products or components that are supplied by the Company.


Page 28
-------

   Chart illustrating the principal wireless communications applications in which the Company's products are used, indicating which product line is applicable to each type of application.